  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1997
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                                COST PLUS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

            CALIFORNIA                             94-1067973
 (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)


                                                 RALPH D. DILLON
                                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                                 COST PLUS, INC.
          201 CLAY STREET                        201 CLAY STREET
     OAKLAND, CALIFORNIA 94607              OAKLAND, CALIFORNIA 94607
           (510) 893-7300                        (510) 893-7300
 (ADDRESS, INCLUDING ZIP CODE, AND   (NAME, ADDRESS, INCLUDING ZIP CODE, AND
  TELEPHONE NUMBER, INCLUDING AREA  TELEPHONE NUMBER, INCLUDING AREA CODE, OF
  CODE, OF REGISTRANT'S PRINCIPAL              AGENT FOR SERVICE)
         EXECUTIVE OFFICES)
                                  COPIES TO:

    HENRY P. MASSEY, JR. ESQ.                 PETER LILLEVAND, ESQ.
     PETER S. HEINECKE, ESQ.                    IAIN MICKLE, ESQ.
       WADY H. MILNER, ESQ.                  DAVID C. RITCHEY, ESQ.
 WILSON SONSINI GOODRICH & ROSATI      ORRICK, HERRINGTON & SUTCLIFFE LLP
     PROFESSIONAL CORPORATION           OLD FEDERAL RESERVE BANK BUILDING
        650 PAGE MILL ROAD                     400 SANSOME STREET
       PALO ALTO, CA 94304               SAN FRANCISCO, CALIFORNIA 94111
          (650) 493-9300                         (415) 392-1122

                                --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                --------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
---------------------------------------------------------------------------------
Common Stock, $0.01 par
 value.................  3,130,300 shares     $26.57     $83,172,071   $25,204
---------------------------------------------------------------------------------

(1) Includes 408,300 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) as of September 9, 1997.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                              SEPTEMBER 15, 1997
                                2,722,000 Shares

                        [LOGO OF COST PLUS WORLD MARKET]

                                  Common Stock

                                  -----------
  Of the 2,722,000 shares of Common Stock offered hereby, 400,000 shares are being offered by Cost Plus, Inc. ("Cost Plus" or the "Company") and 2,322,000 shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is quoted on the Nasdaq National Market under the symbol CPWM. On September 12, 1997, the last reported sale price for the Common Stock was $27.125 per share. See "Price Range of Common Stock."

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           UNDERWRITING
                                    PRICE   DISCOUNTS    PROCEEDS   PROCEEDS TO
                                      TO       AND          TO        SELLING
                                    PUBLIC COMMISSIONS  COMPANY (1) SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share.........................   $         $           $            $
--------------------------------------------------------------------------------
Total(2)..........................  $         $           $            $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Before deducting expenses of the offering payable by the Company, estimated at $350,000.
(2) Certain of the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 408,300 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling
    Shareholders will be $        , $         and $        , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
          , 1997.

BT ALEX. BROWN

      WILLIAM BLAIR & COMPANY

                MONTGOMERY SECURITIES

                                                   ROBERTSON, STEPHENS & COMPANY

                THE DATE OF THIS PROSPECTUS IS           , 1997.

[Top of cover: Picture of coffee, tea and candy displays beneath a World
 Marketplace awning, with wine, pasta and candy displays in the foreground.]

[Bottom left-hand corner of the cover: Picture of various styles of chairs displayed against a wall under a sign reading "Cost Plus Woodcrafts."]

[Bottom right-hand corner of the cover: Picture of rugs displayed on the wall and on hanging racks with a couch, chair, side table and coffee table in the foreground.]





  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, "fiscal 1992," "fiscal 1993," "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to the fiscal years ended February 27, 1993, February 26, 1994, February 25, 1995, February 3, 1996 and February 1, 1997, respectively, and "fiscal 1997" and "fiscal 1998" refer to the fiscal years ending January 31, 1998 and January 30, 1999, respectively. The Company changed its 1995 fiscal year end from February 25, 1996 to February 3, 1996 and, as a result, fiscal 1995 was an 11-month period. "Pro forma fiscal 1995" refers to the 12-month period ended February 3, 1996.

                                  THE COMPANY

  Cost Plus is a leading specialty retailer of casual home living and entertaining products. As of September 15, 1997, the Company operated 66 stores under the name "Cost Plus World Market" in 12 states. Cost Plus' business strategy is to differentiate itself by offering a large and ever-changing selection of unique products, many of which are imported, at competitive prices in an exciting shopping environment. Many of Cost Plus' products are proprietary or private label, often incorporating the Company's own designs, "World Market" brand name, quality standards and specifications, and typically are not available at department stores and other specialty retailers.

  Cost Plus targets its product offerings to reflect broad consumer trends which include an emphasis on more casual lifestyles, an increased investment in the home and a greater focus on value. The Company's product offerings are designed to provide solutions to customers' casual living and home entertaining needs. The offerings include home decorating items such as furniture and rugs as well as a variety of tabletop and kitchen products. Cost Plus stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea.

  The Company strives to create an exciting shopping experience by implementing its merchandising strategy in a unique store environment. The Company's stores average approximately 16,000 selling square feet. The stores are designed to evoke the feeling of a "marketplace" through colorful and creative visual displays and merchandise presentations, including goods in open barrels and baskets, groupings of related products in distinct "shops" within the store, and in-store activities such as cooking demonstrations and food and coffee tastings. The Company believes that this marketplace environment provides customers with a fun shopping experience and encourages browsing throughout the store. In addition, the Company frequently changes its merchandise and visual displays in order to promote a sense of discovery and to encourage repeat shopping.

  A significant portion of Cost Plus' products are made abroad in over 50 countries, and many of these goods are handcrafted by local artisans. Since its founding, the Company has established a well developed overseas sourcing network and enjoys long-standing relationships with many of its vendors. The Company is committed to providing value to its customers through competitive everyday prices complemented by selected promotions. Cost Plus' value image is reinforced by the Company's trademark slogan, "Cost Plus--Where you can afford to be different."

  Cost Plus' expansion strategy is to open stores primarily in metropolitan and suburban markets that can support multiple stores and enable the Company to achieve advertising, distribution and operating efficiencies. The Company may also selectively enter mid-size markets which can support one or two stores that the Company believes can meet its profitability criteria. Cost Plus stores are located predominantly in high traffic metropolitan and suburban locales, often near major malls. The Company operates stores located primarily in the Western United States, but recently has begun to expand into other regions of the country. In fiscal 1996, the Company opened a total of nine stores, including stores in new markets in Texas and Illinois. The Company anticipates opening a total of 12 stores in fiscal 1997, primarily in existing markets and in new markets in Wisconsin and Michigan. The Company anticipates opening approximately 15 stores in fiscal 1998.

                                  THE OFFERING

 Common Stock offered by the Company hereby..........  400,000 shares
 Common Stock offered by the Selling Shareholders
  hereby.............................................  2,322,000 shares
 Common Stock to be outstanding after the offering...  8,610,502 shares(/1/)
 Use of proceeds.....................................  Store expansion, working capital and general
                                                       corporate purposes
 Nasdaq National Market symbol.......................  CPWM

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                     PRO FORMA
                                FISCAL YEAR            ELEVEN MONTH TWELVE MONTH            SIX MONTHS ENDED
                         ----------------------------  PERIOD ENDED PERIOD ENDED  FISCAL   -------------------
                                                       FEBRUARY 3,  FEBRUARY 3,    YEAR    AUGUST 3, AUGUST 2,
                           1992      1993      1994      1996(2)      1996(2)      1996      1996      1997
                         --------  --------  --------  ------------ ------------ --------  --------- ---------
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $121,785  $133,864  $151,196    $171,548     $182,845   $214,814   $79,113   $95,819
 Gross profit...........   43,441    48,526    55,588      63,748       67,329     79,742    27,787    33,455
 Income from opera-
  tions.................    5,341     6,541     7,890      11,934       11,599     15,040       381     1,271
 Interest expense.......    4,917     4,851     4,862       4,843        5,131      2,451     1,384       781
 Net income (loss)...... $    151  $    965  $  1,817    $  4,182     $  3,816   $  7,427   $  (592)  $   294
 Net income (loss) per
  common and common
  equivalent share......                                 $   0.68     $   0.62   $   0.92   $(0.08)   $  0.03
 Weighted average common
  and common equivalent
  shares outstanding....                                    6,153        6,153      8,105     7,733     8,489
OPERATING DATA:
 Number of stores:
 Opened during period...       --         3         5           6            6          9         3         2
 Closed during period...        1        --         3          --           --         --        --        --
 Open at end of period..       38        41        43          49           49         58        52        60
 Average sales per
  selling square
  foot(3)............... $    199  $    213  $    224    $    228     $    238   $    252   $    98   $   100
 Comparable store sales
  increase(4)...........      7.4%      6.7%      7.7%        6.6%         6.1%       6.1%      4.8%      7.3%

                                                               AUGUST 2, 1997
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(5)
                                                            -------- -----------
BALANCE SHEET DATA:
 Working capital........................................... $ 24,960  $ 34,904
 Total assets..............................................  123,682   133,626
 Capital lease obligations, less current portion...........   13,980    13,980
 Total shareholders' equity................................   74,308    84,252

--------
(1) Excludes 912,146 shares of Common Stock issuable upon exercise of stock options outstanding at August 2, 1997 under the Company's stock option plans. Subsequent to August 2, 1997, the Company granted options to purchase an additional 254,000 shares of Common Stock.
(2) The Company changed its 1995 fiscal year end from February 25, 1996 to February 3, 1996 and, as a result, fiscal 1995 was an 11 month (49 week) period. The pro forma twelve month period ended February 3, 1996 was a 54 week period.
(3) Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
(4) A store is included in comparable comparisons at the beginning of the store's fourteenth full month of operation.
(5) Adjusted to reflect the sale by the Company of the 400,000 shares of Common Stock offered hereby at an assumed public offering price of $27.125 per share, after deducting underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), including statements that include the words "believes," "expects" or "anticipates" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors discussed below and elsewhere in this Prospectus and in documents which are incorporated by reference herein. In analyzing an investment in the securities offered hereby, prospective investors should carefully consider, together with the other matters referred to herein, the risk factors described below. The Company cautions the reader, however, that this list of risk factors may not be exhaustive.

  Seasonality and Quarterly Fluctuations. The Company's business is highly seasonal, reflecting the general pattern associated with much of the retail industry of peak sales and earnings during the Christmas season. Due to the importance of the Christmas selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year. Any factors negatively affecting the Company during the Christmas selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the Christmas selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost sales due to insufficient inventory or lost margin due to the need to markdown excess inventory.

  The Company's quarterly results of operations may fluctuate based upon such factors as the number and timing of store openings and related preopening store expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, competitive factors and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality."

  Risks Associated with Expansion. The Company's ability to continue to increase its net sales and earnings will depend in part on its ability to open new stores and to operate such stores on a profitable basis. The Company's continued growth will also depend on its ability to increase sales in its existing stores. The Company opened nine stores in fiscal 1996 and presently anticipates opening a total of 12 stores in fiscal 1997 and approximately 15 stores in fiscal 1998. The Company intends to open stores in both existing and new geographic markets. The opening of additional stores in an existing market could result in lower net sales from existing Company stores in that market. The success of the Company's planned expansion will be dependent upon many factors, including the identification of suitable markets, the availability and leasing of suitable sites on acceptable terms, the hiring, training and retention of qualified management and other store personnel, the availability of appropriate financing and general economic conditions. To manage its planned expansion, the Company must ensure the continuing adequacy of its existing systems and procedures, including product distribution facilities, store management, financial controls and information systems. There can be no assurance that the Company will be able to achieve its planned expansion, that new stores will be effectively integrated into the Company's existing operations or that such stores will be profitable.

  The Company's expansion strategy includes opening stores in new geographic markets. These new markets may present competitive and merchandising challenges that are different from those currently faced by the Company in its existing geographic markets. The Company may incur higher costs related to advertising and distribution in connection with entering new markets. If the Company opens stores in new markets that do not perform to the Company's expectations or if store openings are delayed, the Company's financial condition and results of operations could be materially adversely affected. In addition, in order to sell wine and beer, the Company is required to obtain alcoholic beverage licenses for each of its new stores and the laws regulating the issuance of alcoholic beverage licenses differ from state to state. Any delays in receiving alcoholic beverage licenses for new stores could have an adverse impact on such stores' operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Growth Strategy."

  Risks Associated with Merchandising. The Company's success depends in part upon the ability of its merchandising staff to anticipate the tastes of its customers and to provide merchandise that appeals to their preferences. The Company's strategy requires it to introduce in a timely manner products from around the world that are affordable, distinctive in quality and design, and not widely available from other retailers. Many of the Company's products require long lead times. In addition, a large percentage of the Company's merchandise changes regularly. The Company's failure to anticipate, identify or react appropriately to changes in consumer trends could lead to, among other things, either excess inventories and higher markdowns or a shortage of products and could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Merchandising."

  Effect of Economic Conditions and Geographic Concentration. The success of the Company's business depends to a significant extent upon the level of consumer spending. Among the factors that affect consumer spending are the general state of the economy, the level of consumer debt and consumer confidence in future economic conditions. A substantial majority of the Company's stores are located in the Western United States, principally in California. Lower levels of consumer spending in these regions could have a material adverse effect on the Company's financial condition and results of operations. Reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on the Company's ability to increase prices and may require increased levels of selling and promotional expenses, thereby adversely affecting the Company's financial condition and results of operations. See "Business--Store Locations."

  Risks Associated with Importing. The Company imports a significant portion of its merchandise from over 50 countries. The Company relies on its long-term relationships with its suppliers but has no long-term contracts with such suppliers. The Company's future success will depend in large measure upon its ability to maintain its existing supplier relationships or to develop new ones.

  As an importer, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, disruptions or delays in shipments and changes in political or economic conditions in countries in which the Company purchases products. The Company's business is also subject to the risks associated with any new or revised United States legislation and regulations relating to imported products, including quotas, duties, taxes and other charges or restrictions on imported merchandise. Since certain of the Company's purchases are made in currencies other than the U.S. dollar and its financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and other currencies may have a material adverse effect on the Company's financial condition and results of operations. Historically, the Company has not hedged its currency risk and does not currently anticipate doing so in the future. If any such factors were to render the conduct of business in particular countries undesirable or impractical, or if additional United States quotas, duties, taxes or other charges or restrictions were imposed upon the importation of the Company's products in the future, the Company's financial condition and results of operations could be materially adversely affected. See "Business--Product Sourcing and Distribution."

  Risks Related to Distribution Facilities. The Company's distribution functions for all of its stores are currently handled from a single facility in Stockton, California. Any significant interruption in the operation of this facility would have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company intends to begin ramping up an additional distribution facility in Indiana in fiscal 1998 to service its Midwest and Texas stores. A failure to successfully transition its distribution operations for these stores to the new facility or to coordinate the operations of the two facilities could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Product Sourcing and Distribution."

  Competition. The market served by the Company is highly competitive. The Company competes against a diverse group of retailers ranging from specialty stores to department stores and wholesale clubs. The Company's product offerings compete with such specialty retailers as Bed, Bath & Beyond, The Bombay Company, Crate & Barrel, Lechters, Michaels Stores, Pier 1 Imports, Pottery Barn, Trader Joe's and Williams-Sonoma. The Company competes with these and other retailers for customers, suitable retail locations and qualified management personnel. Many of the Company's competitors have significantly greater financial, marketing and other resources than the Company, and there can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

  Dependence on Key Personnel. The success of the Company's business will continue to depend upon its key personnel, particularly Ralph D. Dillon, Chief Executive Officer and Chairman of the Board, and Murray H. Dashe, President and Vice Chairman of the Board. The Company does not maintain any key man life insurance. The loss of the services of one or more of its key personnel could have a material adverse effect on the Company's financial condition and results of operations. The Company's success in the future will be dependent upon its ability to attract, retain and motivate quality personnel, including store managers. The Company's inability to attract and retain such key employees, including store managers, in the future could have a material adverse effect on the Company's financial condition and results of operations. See "Management."

  Control by Certain Existing Shareholders. Upon completion of this offering, the Company's executive officers, directors and entities affiliated with certain of the Company's directors will beneficially own approximately 30.3% of the outstanding shares of Common Stock (25.8% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders, acting together, would be able to exert substantial influence over the election of directors and other matters requiring a shareholder vote, including the amendment of the Company's charter documents, merger or dissolution of the Company and sale of all or substantially all of the Company's assets. See "Principal and Selling Shareholders."

  Shares Eligible for Future Sale. Substantial sales of the Company's Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, 8,610,502 shares of Common Stock will be outstanding. Holders of 2,407,820 of those shares, including the Selling Shareholders and the directors and the executive officers of the Company, have agreed not to sell or otherwise dispose of any of their shares for 90 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. BT Alex. Brown Incorporated, at any time and without notice, may release all or any part of the shares from these restrictions. The remaining 6,202,682 shares will be freely tradeable in the public market upon completion of this offering.

  Possible Volatility of Stock Price. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, a downturn in the retail industry, changes in stock market analysts' recommendations regarding the Company, other retail companies or the retail industry in general and general market and economic conditions may have a significant effect on the market price of the Company's Common Stock.

  Effect of Certain Charter and By-law Provisions. Certain provisions of the Company's Restated Articles of Incorporation and By-laws may have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the shareholders. In addition, the right to cumulate votes in the election of directors has been eliminated. These provisions may make it more difficult for shareholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 400,000 shares of Common Stock offered by it hereby are estimated to be $9.9 million, at an assumed public offering price of $27.125 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds for store expansion, working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

  The Company intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CPWM." The following table sets forth for the periods indicated the high and low closing prices for the Common Stock as reported on the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
      FISCAL 1996
        First Quarter (from April 4, 1996)....................... $24.38 $18.25
        Second Quarter...........................................  30.50  19.88
        Third Quarter............................................  27.75  16.25
        Fourth Quarter...........................................  21.50  16.00
      FISCAL 1997
        First Quarter............................................  18.50  15.00
        Second Quarter ..........................................  26.25  16.38
        Third Quarter (through September 12, 1997)...............  28.25  23.75

  On September 12, 1997, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $27.125 per share. As of August 2, 1997, there were approximately 39 holders of record of the Company's Common Stock, and the number of beneficial holders of the Common Stock was estimated to be in excess of 1,000.

                                  THE COMPANY

  The Company's executive offices are located at 201 Clay Street, Oakland, California 94607, and its telephone number is (510) 893-7300. The Company was incorporated in 1946 in California. "Cost Plus" and the "Company" as used in this Prospectus refer to Cost Plus, Inc. and its consolidated subsidiaries.

  "Cost Plus," "Cost Plus World Market" and "Where you can afford to be different" are registered trademarks of the Company and the "Cost Plus" logo, the "Cost Plus World Market" logo and the "World Market" logo are trademarks of the Company. Trademarks of others are also referred to in this Prospectus.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of August 2, 1997, and as adjusted as of such date to give effect to the sale of the 400,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $27.125 per share and after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom:

                                                             AUGUST 2, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Capital lease obligations, less current portion.......... $ 13,980   $ 13,980
Shareholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares au-
   thorized; none issued or outstanding..................       --         --
  Common stock, $0.01 par value; 30,000,000 shares autho-
   rized; 8,210,502 shares issued and outstanding, actu-
   al; 8,610,502 shares issued and outstanding, as ad-
   justed(1).............................................       82         86
  Additional paid-in capital.............................   91,970    101,910
  Accumulated deficit....................................  (17,744)   (17,744)
                                                          --------   --------
    Total shareholders' equity...........................   74,308     84,252
                                                          --------   --------
    Total capitalization................................. $ 88,288   $ 98,232
                                                          ========   ========

--------
(1) Excludes 912,146 shares of Common Stock issuable upon exercise of stock options outstanding at August 2, 1997 under the Company's stock option plans. Subsequent to August 2, 1997, the Company granted options to purchase an additional 254,000 shares of Common Stock.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The selected consolidated financial and operating data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data set forth below for fiscal 1994, fiscal 1995 and fiscal 1996 and the consolidated balance sheet data at the ends of fiscal 1995 and fiscal 1996 are derived from the consolidated financial statements of the Company included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP. The pro forma statement of operations data set forth below for pro forma fiscal 1995 is derived from Company records. The statement of operations data for fiscal 1992 and fiscal 1993, and the balance sheet data at the end of fiscal 1992, fiscal 1993 and fiscal 1994, are derived from audited consolidated financial statements not included herein. The selected financial data as of and for the six months ended August 3, 1996 and August 2, 1997 are derived from unaudited financial statements of the Company included in this Prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for interim periods are not necessarily indicative of results for the entire year.

                                                                     PRO FORMA
                                FISCAL YEAR            ELEVEN MONTH TWELVE MONTH            SIX MONTHS ENDED
                         ----------------------------  PERIOD ENDED PERIOD ENDED  FISCAL   --------------------
                                                       FEBRUARY 3,  FEBRUARY 3,    YEAR    AUGUST 3,  AUGUST 2,
                           1992      1993      1994      1996(1)      1996(1)      1996      1996       1997
                         --------  --------  --------  ------------ ------------ --------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $121,785  $133,864  $151,196    $171,548     $182,845   $214,814  $ 79,113   $ 95,819
 Cost of sales and
  occupancy.............   78,344    85,338    95,608     107,800      115,516    135,072    51,326     62,364
                         --------  --------  --------    --------     --------   --------  --------   --------
 Gross profit...........   43,441    48,526    55,588      63,748       67,329     79,742    27,787     33,455
 Selling, general and
  administrative
  expenses..............   38,100    41,371    46,561      50,194       54,110     62,649    26,566     31,544
 Preopening store
  expenses..............       --       614     1,137       1,620        1,620      2,053       840        640
                         --------  --------  --------    --------     --------   --------  --------   --------
 Income from
  operations............    5,341     6,541     7,890      11,934       11,599     15,040       381      1,271
 Interest expense.......    4,917     4,851     4,862       4,843        5,131      2,451     1,384        781
                         --------  --------  --------    --------     --------   --------  --------   --------
 Income (loss) before
  income taxes..........      424     1,690     3,028       7,091        6,468     12,589    (1,003)       490
 Provision for (benefit
  from) income taxes....      273       725     1,211       2,909        2,652      5,162      (411)       196
                         --------  --------  --------    --------     --------   --------  --------   --------
 Net income (loss)...... $    151  $    965  $  1,817    $  4,182     $  3,816   $  7,427  $   (592)  $    294
                         ========  ========  ========    ========     ========   ========  ========   ========
 Net income (loss) per
  common and common
  equivalent share......                                 $   0.68     $   0.62   $   0.92  $ (0.08)   $   0.03
                                                         ========     ========   ========  ========   ========
 Weighted average common
  and common equivalent
  shares outstanding....                                    6,153        6,153      8,105     7,733      8,489
OPERATING DATA:
 Number of stores:
 Opened during period...       --         3         5           6            6          9         3          2
 Closed during period...        1        --         3          --           --         --        --         --
 Open at end of period..       38        41        43          49           49         58        52         60
 Average sales per sell-
  ing square foot(2).... $    199  $    213  $    224    $    228     $    238   $    252  $     98   $    100
 Comparable store sales
  increase(3)...........      7.4%      6.7%      7.7%        6.6%         6.1%       6.1%      4.8%       7.3%
BALANCE SHEET DATA (AT
 PERIOD END):
 Working capital........ $  7,044  $  8,180  $  8,918    $ 11,102     $ 11,102   $ 24,807  $ 19,671   $ 24,960
 Total assets...........   86,937    91,860    99,245     105,986      105,986    128,198   110,853    123,682
 Note payable and
  capital lease
  obligations, less
  current portion.......   35,311    35,070    34,839      34,528       34,528     14,215    14,424     13,980
 Total shareholders' eq-
  uity..................   29,758    30,723    32,542      36,359       36,359     73,209    64,812     74,308

-------
(1) The Company changed its 1995 fiscal year end from February 25, 1996 to February 3, 1996 and, as a result, fiscal 1995 was an 11 month (49 week) period. The pro forma twelve month period ended February 3, 1996 was a 54 week period.
(2) Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
(3) A store is included in comparable comparisons at the beginning of the store's fourteenth full month of operation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Cost Plus opened its first store in 1958 in San Francisco, on the current site of the Company's flagship Fisherman's Wharf store. Over the next three decades, the Company grew steadily within the California market, increasing to 25 stores with net sales of approximately $68 million in 1985. In 1987, the Company underwent a leveraged buyout. Between 1987 and 1990, Cost Plus opened 13 stores in Arizona, California, Colorado, New Mexico and Washington. During this period, the Company incurred significant losses, primarily as a result of interest charges on a high level of debt, inadequate merchandise information systems, a high cost distribution system, and a change in merchandising mix which reduced gross margins.

  Beginning in 1990, the Company recruited a new management team, including Ralph D. Dillon as Chief Executive Officer. The new management team effected a significant turnaround, which involved suspension of the store expansion program and a focus on improving the profitability of the existing store base by revamping Cost Plus' merchandising and operating strategies. In particular, the Company developed the "Cost Plus World Market" store format, improved its merchandising mix, increased store labor productivity, installed centralized systems and controls, reduced high inventory shrinkage rates, relocated its distribution center and reduced associated costs, and closed certain under-performing stores. In addition, Cost Plus significantly reduced its financial leverage in fiscal 1992 through a recapitalization which included the conversion of $28.7 million of debt into equity.

  As a result of these changes, Cost Plus returned to profitability in fiscal 1992 and commenced a store expansion program, opening 23 stores from fiscal 1992 through fiscal 1996. The Company anticipates opening a total of 12 stores in fiscal 1997 and approximately 15 stores in fiscal 1998.

 The Company believes that it benefits from attractive store level economics. The Company's average store size is approximately 16,000 selling square feet. The average investment by the Company for the nine stores opened in fiscal 1996, including leasehold improvements (net of landlord allowances), equipment, the cost of inventory to furnish the store and preopening store expenses, was approximately $1.1 million. The average net sales and store level contribution, as a percentage of net sales (which excludes any preopening store expenses, advertising, allocated corporate overhead and interest), for fiscal 1996 was $4.0 million and 19.2%, respectively, for all stores opened at least 13 months at the end of fiscal 1996.

  Effective for the fiscal year ended February 3, 1996, the Company changed its fiscal year end from the Saturday closest to the end of February to the Saturday closest to the end of January. The Company's 1995 fiscal year was approximately 11 months (49 weeks) and ended on February 3, 1996. Prior fiscal years presented and fiscal 1996 consist of 52 weeks. "Pro forma fiscal 1995" refers to the 12 month (54 week) period ended February 3, 1996.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales and the number of stores open at the end of each such period:

                                                PRO FORMA
                                  ELEVEN MONTH TWELVE MONTH          SIX MONTHS ENDED
                          FISCAL  PERIOD ENDED PERIOD ENDED FISCAL  -------------------
                           YEAR   FEBRUARY 3,  FEBRUARY 3,   YEAR   AUGUST 3, AUGUST 2,
                           1994     1996(1)      1996(1)     1996     1996      1997
                          ------  ------------ ------------ ------  --------- ---------
Net sales...............  100.0%     100.0%       100.0%    100.0%    100.0%    100.0%
Cost of sales and
 occupancy..............   63.2       62.8         63.2      62.9      64.9      65.1
                          -----      -----        -----     -----     -----     -----
Gross profit............   36.8       37.2         36.8      37.1      35.1      34.9
Selling, general and
 administrative
 expenses...............   30.8       29.3         29.6      29.2      33.5      32.9
Preopening store
 expenses...............    0.8        1.0          0.9       0.9       1.1       0.7
                          -----      -----        -----     -----     -----     -----
Income from operations..    5.2        6.9          6.3       7.0       0.5       1.3
Interest expense........    3.2        2.8          2.8       1.1       1.7       0.8
                          -----      -----        -----     -----     -----     -----
Income (loss) before
 income taxes...........    2.0        4.1          3.5       5.9      (1.2)      0.5
Provision for (benefit
 from) income taxes.....    0.8        1.7          1.4       2.4      (0.5)      0.2
                          -----      -----        -----     -----     -----     -----
Net income (loss).......    1.2%       2.4%         2.1%      3.5%     (0.7)%     0.3%
                          =====      =====        =====     =====     =====     =====
Number of stores open at
 end of period..........     43         49           49        58        52        60

-------
(1) The Company changed its 1995 fiscal year end from February 25, 1996 to February 3, 1996 and, as a result, fiscal 1995 was an 11 month (49 week) period. The pro forma twelve month period ended February 3, 1996 was a 54 week period.

SIX MONTHS ENDED AUGUST 2, 1997 COMPARED TO SIX MONTHS ENDED AUGUST 3, 1996

  Net Sales. Net sales increased $16.7 million, or 21.1%, to $95.8 million in the first six months of fiscal 1997 from $79.1 million in the first six months of fiscal 1996. This increase was attributable to the opening of eight stores subsequent to August 3, 1996, which contributed $11.0 million in net sales, and an increase in comparable store sales of 7.3%, which contributed $5.7 million of the net sales increase. The increase in comparable store sales resulted primarily from a larger average transaction size. As of August 2, 1997, the Company operated 60 stores compared to 52 stores at August 3, 1996.

  Gross Profit. As a percentage of net sales, gross profit in the first six months of fiscal 1997 was 34.9% compared to 35.1% in the first six months of fiscal 1996. This slight decrease resulted from higher occupancy costs in new stores, partially offset by a sales mix more heavily weighted towards home furnishings and home decorating products, which generally have higher gross margins than the Company average. Lower inventory shrinkage also offset the higher occupancy costs. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity.

  Selling, General and Administrative ("SG&A") Expenses. As a percentage of net sales, SG&A expenses decreased to 32.9% in the first six months of fiscal 1997 from 33.5% in the first six months of the prior fiscal year. As a percentage of net sales, lower store payroll and other SG&A expenses were partially offset by higher advertising costs to support an earlier Easter and a new spring merchandising event.

  Preopening Store Expenses. Preopening store expenses, which include grand opening advertising and preopening merchandising expenses, were lower in the first six months of fiscal 1997 primarily as a result of the timing of store openings. In addition, the average preopening costs per store decreased to $217,000 from $240,000. This decrease in the average preopening costs per store was primarily attributable to lower grand opening advertising expenses. Expenses are generally incurred in both the month prior to and the month of the store opening and vary depending on the location of a store and whether the store is in a new or existing market.

  Interest Expense. Interest expense in the first six months of fiscal 1997 consisted of $911,000 in capital lease interest partially offset by $130,000 of net interest income. In the first six months of the previous fiscal year, interest expense included capital lease interest and interest expense on debt which was repaid in April 1996 with the proceeds from the Company's initial public offering of its Common Stock.

  Provision for Income Taxes. The Company's effective tax rate was 40.0% in the first six months of fiscal 1997 compared to 41.0% in the first six months of fiscal 1996.

FISCAL 1996 COMPARED TO PRO FORMA FISCAL 1995

  Net Sales. Net sales increased $32.0 million, or 17.5%, to $214.8 million in fiscal 1996 from $182.8 million in pro forma fiscal 1995. This increase was attributable to: (i) the opening of nine stores subsequent to February 3, 1996, which contributed $17.6 million in net sales; (ii) an increase in comparable store sales, which contributed $5.5 million of the net sales increase; and (iii) $8.9 million contributed by stores opened prior to February 3, 1996 which were not included in the comparable store base. The increase in sales was slightly offset by two less weeks of sales in fiscal 1996 than in pro forma fiscal 1995, due to the change in year end. The increase in comparable store sales resulted primarily from a larger average transaction size. Comparable store sales, calculated on a comparable, day-to-day basis, increased 6.1% over the prior year.

  Gross Profit. As a percentage of net sales, gross profit increased to 37.1% in fiscal 1996 from 36.8% in pro forma fiscal 1995. This improvement resulted primarily from lower inventory shrinkage and freight costs, partially offset by higher occupancy costs in new stores. New stores generally have higher occupancy costs as a percentage of net sales until they reach maturity.

  Selling, General and Administrative Expenses. As a percentage of net sales, SG&A expenses declined to 29.2% in fiscal 1996 compared to 29.6% in pro forma fiscal 1995. As a percentage of net sales, lower store and corporate payroll expenses were partially offset by higher advertising expenses.

  Preopening Store Expenses. Preopening store expenses were $2.1 million in fiscal 1996 and $1.6 million in pro forma fiscal 1995. The increase in preopening expenses was the result of opening nine stores in fiscal 1996 versus opening six stores in pro forma fiscal 1995 which was partially offset by a decrease in the average pre-opening costs per store to $228,000 per store in fiscal 1996 from $270,000 per store in pro forma fiscal 1995. The decrease in the average preopening costs per store was primarily attributable to lower grand opening advertising expenses.

  Interest Expense. Interest expense in fiscal 1996 declined compared to pro forma fiscal 1995 as a result of the repayment of borrowings in April 1996 with the proceeds from the Company's initial public offering of its Common Stock.

  Provision for Income Taxes. The Company's effective tax rate in fiscal 1996 and pro forma fiscal 1995 was 41.0%.

PRO FORMA FISCAL 1995 COMPARED TO FISCAL 1994

  Net Sales. Net sales increased $31.6 million, or 20.9%, to $182.8 million in pro forma fiscal 1995 from $151.2 million in fiscal 1994. This increase was attributable to: (i) the opening of six stores subsequent to February 25, 1995, which contributed $14.9 million in net sales; (ii) an increase in comparable store sales, which contributed $10.7 million of the net sales increase; and (iii) $6.0 million contributed by stores opened prior to February 25, 1995 which were not included in the comparable store base. The increase in comparable store sales resulted primarily from a larger average transaction size and two extra weeks of sales than in the prior year due to the change in year end. Comparable store sales, calculated on a comparable, day-to-day basis, for pro forma fiscal 1995 increased 6.1% over the prior year.

  Gross Profit. As a percentage of net sales, gross profit was 36.8% in both periods.

  Selling, General and Administrative Expenses. As a percentage of net sales, SG&A expenses decreased to 29.6% in pro forma fiscal 1995 compared with 30.8% in fiscal 1994. This decline primarily resulted from lower store and corporate payroll expenses as a percentage of net sales.

  Preopening Store Expenses. Preopening store expenses increased to $1.6 million in pro forma fiscal 1995 from $1.1 million in fiscal 1994. The increase in preopening store expenses was attributable to the opening of six stores in pro forma fiscal 1995 as compared with five in fiscal 1994 and to an increase in the average preopening costs per store to $270,000 from $223,000. The increase in the average preopening costs per store resulted primarily from higher grand opening advertising expenses.

  Interest Expense. Interest expense was $5.1 million in pro forma fiscal 1995 compared to $4.9 million in fiscal 1994.

  Provision for Income Taxes. The Company's effective tax rate in pro forma fiscal 1995 was 41.0% compared with 40.0% in fiscal 1994. All available net operating loss carryforwards were fully utilized by the Company in prior periods.

  WHILE THE COMPANY BELIEVES THE COMPARISONS TO PRO FORMA FISCAL 1995 PROVIDED ABOVE ARE MORE MEANINGFUL, THE DISCUSSION BELOW IS PROVIDED AS ADDITIONAL INFORMATION.

FISCAL 1996 COMPARED TO THE ELEVEN MONTH PERIOD ENDED FEBRUARY 3, 1996

  Fiscal 1996, the twelve month period ended February 1, 1997, was a fifty-two week period. The eleven month period ended February 3, 1996 was a forty-nine week period.

  Net sales increased $43.3 million in fiscal 1996 due to: (i) the difference in the number of weeks included in the fiscal years; (ii) the opening of nine stores subsequent to February 3, 1996; and (iii) an increase in comparable store sales, which resulted primarily from a larger average transaction size, and an increase in non-comparable store sales. These additional sales contributed to an additional $16.0 million in gross profit. SG&A expenses, as a percentage of net sales, decreased 0.1% in fiscal 1996 primarily as a result of lower store and corporate payroll expenses as a percentage of net sales. Preopening store expenses increased $433,000 in fiscal 1996 as a result of opening nine stores compared to six stores in the prior period, partially offset by a decrease in the average preopening costs per store. Interest expense declined $2.4 million in fiscal 1996 as a result of the repayment of borrowings in April 1996 with the proceeds from the Company's initial public offering of its Common Stock. The Company's effective tax rate was 41.0% in both periods. Net income increased to $7.4 million in fiscal 1996 from $4.2 million in the prior period.

ELEVEN MONTH PERIOD ENDED FEBRUARY 3, 1996 COMPARED TO FISCAL 1994

  The eleven month period ended February 3, 1996 was a forty-nine week period. Fiscal 1994, the twelve month period ended February 25, 1995, was a fifty-two week period.

  Net sales increased $20.4 million in the eleven month period ended February 3, 1996 due to the opening of six stores subsequent to February 25, 1995, an increase in comparable store sales, which resulted primarily from a larger average transaction size, and an increase in non-comparable store sales, partially offset by the difference in the number of weeks included in the periods. These additional sales contributed to an additional $8.2 million in gross profit. SG&A expenses, as a percentage of net sales, declined 1.5%, primarily as a result of lower store and corporate payroll expenses as a percentage of net sales. Preopening store expenses increased $486,000 due to more store openings and an increase in the average preopening costs per store. Interest expense was approximately $4.8 million in both periods. The Company's effective tax rate was 41.0% compared to 40.0% in fiscal 1994. Net income increased to $4.2 million from $1.8 million in fiscal 1994.

INFLATION

  The Company does not believe that inflation has had a material effect on its financial condition and results of operations during the past three fiscal years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS AND SEASONALITY

  The following table sets forth the Company's unaudited quarterly operating results for its ten most recent quarterly periods. The quarterly results for pro forma fiscal 1995 have been restated to reflect the change in the Company's fiscal year end to the Saturday closest to the end of January.

                                                           FISCAL QUARTER
                          ---------------------------------------------------------------------------------------
                                   PRO FORMA 1995                           1996                       1997
                          ------------------------------------ ---------------------------------- ---------------
                           FIRST   SECOND    THIRD   FOURTH(1)  FIRST   SECOND    THIRD   FOURTH   FIRST  SECOND
                          -------  -------  -------  --------- -------  -------  -------  ------- ------- -------
                                               (IN THOUSANDS, EXCEPT NUMBER OF STORES)
Net sales...............  $31,874  $33,083  $36,412   $81,476  $39,127  $39,986  $45,041  $90,660 $48,532 $47,287
Cost of sales and
 occupancy..............   21,124   21,457   23,446    49,489   25,552   25,774   29,030   54,716  31,806  30,558
                          -------  -------  -------   -------  -------  -------  -------  ------- ------- -------
Gross profit............   10,750   11,626   12,966    31,987   13,575   14,212   16,011   35,944  16,726  16,729
Selling, general and
 administrative
 expenses...............   10,733   11,442   13,327    18,608   13,055   13,511   15,718   20,365  15,786  15,758
Preopening store
 expenses...............       83      527      813       197      284      556    1,145       68     440     200
                          -------  -------  -------   -------  -------  -------  -------  ------- ------- -------
Income (loss) from
 operations.............      (66)    (343)  (1,174)   13,182      236      145     (852)  15,511     500     771
Interest expense........    1,016    1,217    1,449     1,449      905      479      611      456     321     460
                          -------  -------  -------   -------  -------  -------  -------  ------- ------- -------
Income (loss) before
 income taxes...........   (1,082)  (1,560)  (2,623)   11,733     (669)    (334)  (1,463)  15,055     179     311
Provision for (benefit
 from) income taxes.....     (444)    (640)  (1,075)    4,811     (274)    (137)    (600)   6,173      72     124
                          -------  -------  -------   -------  -------  -------  -------  ------- ------- -------
Net income (loss).......  $  (638) $  (920) $(1,548)  $ 6,922  $  (395) $  (197) $  (863) $ 8,882 $   107 $   187
                          =======  =======  =======   =======  =======  =======  =======  ======= ======= =======
Number of stores open at
 end of period..........       43       45       48        49       50       52       57       58      60      60

--------
(1) The fourth quarter of pro forma fiscal 1995 was a 15-week period. All other quarters were 13 weeks.

  The Company's business is highly seasonal, reflecting the general pattern associated with much of the retail industry of peak sales and earnings during the Christmas season. Due to the importance of the Christmas selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year. Any factors negatively affecting the Company during the Christmas selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the Christmas selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost sales due to insufficient inventory or lost margin due to the need to markdown excess inventory.

  The Company's quarterly results of operations may fluctuate based upon such factors as the number and timing of store openings and related preopening store expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, weather conditions, competitive factors and general economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary uses for cash, other than to fund operating expenses, are to support inventory requirements and for store expansion. Historically, the Company has financed its operations primarily with borrowings under the Company's credit facilities and internally generated funds. The Company believes that the available borrowings under its revolving line of credit and internally generated funds, together with the funds raised in this offering, will be sufficient to finance its working capital and capital expenditure requirements for at least the next 12 months.

  Net cash used in operating activities in the six months ended August 2, 1997, totaled $13.6 million, an increase of $7.1 million over the comparable period of the prior fiscal year. This increase resulted from higher income tax payments and the timing of payments for merchandise inventory. Net cash provided by operating activities in fiscal 1996 totaled $14.2 million, an increase of $8.2 million over the prior period. This increase was due to a higher operating profit and a higher level of payables due to an earlier Easter.

  Net cash used in investing activities, primarily for new stores, totaled $5.5 million for the first six months of fiscal 1997 compared to $3.1 million in the comparable period of the prior fiscal year, and $8.0 million for fiscal 1996 compared to $5.6 million for the eleven month period ended February 3, 1996. The Company estimates that capital expenditures will approximate $11.0 million in fiscal 1997.

  Net cash provided by financing activities was $5.5 million in the first six months of fiscal 1997 and included $4.9 million of borrowings under the Company's revolving line of credit agreement and $805,000 from the issuance of stock to employees pursuant to the Company's stock option and stock purchase plans. Net cash provided by financing activities in fiscal 1996 included approximately $29.1 million received in April 1996 as a result of the Company's initial public offering. These proceeds were used to retire a $19.9 million long-term note payable and pay down the $3.2 million balance then outstanding on the Company's revolving credit line. Remaining unused proceeds were used for working capital and general corporate purposes. The Company has entered into an agreement to sell its San Francisco property and lease back the store facility, subject to the satisfaction of certain conditions. If the transaction is completed, the Company will receive approximately $10.5 million in cash.

  On May 7, 1996, the Company entered into a revolving line of credit agreement with Bank of America, which was amended on May 15, 1997 and expires June 1, 1999. The amended agreement allows for cash borrowings and letters of credit up to $20.0 million from January 1 through June 30 and up to $35.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate (8.50% at August 2, 1997) or LIBOR plus 1.75%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants including minimum tangible net worth and earnings coverage ratio. At August 2, 1997, the Company had $4.9 million of outstanding borrowings under the line of credit and $2.9 million outstanding under letters of credit.

IMPACT OF NEW ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share ("EPS"). SFAS 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The Company is required to adopt SFAS 128 in the fourth quarter of fiscal 1997 and will restate, at that time, EPS data for prior periods to conform with SFAS 128. Earlier application is not permitted.

  In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. SFAS 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoptions of these statements will not impact the Company's consolidated financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

                                   BUSINESS

  This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors including those set forth under "Risk Factors" and elsewhere in this Prospectus.

THE COMPANY

  Cost Plus is a leading specialty retailer of casual home living and entertaining products. As of September 15, 1997, the Company operated 66 stores under the name "Cost Plus World Market" in 12 states, primarily in the Western United States. Cost Plus' business strategy is to differentiate itself by offering a large and ever-changing selection of unique products, many of which are imported, at competitive prices in an exciting shopping environment. Many of Cost Plus' products are proprietary or private label, often incorporating the Company's own designs, "World Market" brand name, quality standards and specifications, and typically are not available at department stores and other specialty retailers.

BUSINESS STRATEGY

  The Company's goal is to be the leading specialty retailer of casual home living and entertaining products in each of its selected geographic markets. The following elements of the Company's strategy are designed to build and reinforce the image of Cost Plus as a destination store which fulfills a wide range of its customers' casual lifestyle needs:

  Distinctive Merchandise. The Company believes that its focus on distinctive and ever-changing merchandise selection differentiates Cost Plus from other retailers. A significant portion of the Company's merchandise is made abroad in over 50 countries, and many of these goods are handcrafted by local artisans. The Company's buyers actively work with designers, artists and suppliers to develop products, many of which are designed by or exclusively for Cost Plus. The Company frequently changes its merchandise and visual displays in order to promote a sense of discovery in its stores and to encourage repeat shopping.

  Complementary Product Offerings. Cost Plus stores offer a variety of related products designed to fulfill its customers' needs for casual home decor and entertaining. The offerings include home decorating items such as furniture and rugs as well as a variety of tabletop and kitchen products. Cost Plus stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper, Christmas and other seasonal items. In addition, Cost Plus offers its customers a wide selection of gourmet foods and beverages. The Company believes its unique product mix differentiates it from other retailers.

  Exciting Shopping Environment. The Company strives to create an exciting shopping experience by implementing its merchandise strategy in a unique store environment. The Company's stores are designed to evoke the feeling of a "marketplace" through colorful and creative visual displays and merchandise presentations, including goods in open barrels and baskets, groupings of related products in distinct "shops" within the store, and in-store activities such as cooking demonstrations and food and coffee tastings. Complementary products are positioned in proximity to one another and cross merchandising themes are used in merchandise displays to tie different product offerings together. The Company believes this marketplace environment provides customers with a fun shopping experience and encourages browsing throughout the store.

  Attentive Customer Service. The Company seeks to provide attentive and helpful customer service without being intrusive. Sales personnel are instructed to respond to customers' questions and are trained to be particularly knowledgeable in the merchandise about which most questions arise, such as furniture, coffee and wine. The Company believes that its approach to customer service reinforces its image as a fun and friendly place to shop.

  Value for the Customer. The Company is committed to providing value to its customers through competitive everyday prices complemented by selected promotions. The Company's value image is reinforced by the Company's trademark slogan, "Cost Plus--Where you can afford to be different," as well as its store format which includes bulk displays, open ceilings, concrete floors and simple wooden fixtures.

GROWTH STRATEGY

  Cost Plus' growth strategy is to open stores in new and existing geographic markets as well as to increase sales in existing stores. The Company plans to open stores primarily in metropolitan and suburban markets that can support multiple stores and enable the Company to achieve advertising, distribution and operating efficiencies. The Company may also selectively enter mid-size markets which can support one or two stores that the Company believes meet its profitability criteria. As part of its site selection process, Cost Plus analyzes demographic, psychographic and competitive data to evaluate a trade area's suitability. Cost Plus stores are located predominantly in high traffic metropolitan and suburban locales, often near major malls in sites co-anchored by other lifestyle retailers. In fiscal 1996, the Company opened nine stores, including stores in new markets in Illinois and Texas. In fiscal 1997, the Company has opened two stores in Texas, one in Wisconsin, one in California, one in Illinois, three in Michigan and currently anticipates opening four additional stores in existing markets. The Company anticipates opening approximately 15 stores in fiscal 1998. In addition to new store openings, the Company seeks to increase sales in existing stores through advertising to attract new customers and through merchandising presentations and an in-store marketing program to increase the average transaction size. See "Risk Factors--Risks Associated with Expansion."

MERCHANDISING

  Cost Plus' merchandising strategy is to offer customers a large selection of distinctive items related to the theme of casual home living and entertaining.

  Products. The Company believes its distinctive and unique merchandise differentiates Cost Plus from other retailers. Many of Cost Plus' products are proprietary or private label, often incorporating the Company's own designs, "World Market" brand name, quality standards and specifications, and typically are not available at department stores and other specialty retailers. In addition to strengthening the stores' product offering, proprietary and private label goods typically offer higher gross margin opportunities than branded goods. A significant portion of Cost Plus' products are made abroad in over 50 countries, and many of these goods are handcrafted by local artisans. See "Risk Factors--Risks Associated with Merchandising."

  The Company's product offerings are designed to provide solutions to customers' casual living and home entertaining needs. The offerings include home decorating items such as furniture, rugs, pillows, frames and baskets. Cost Plus' furniture products include ready-to-assemble living and dining room pieces as well as outdoor furniture made from a variety of materials such as rattan, hardwood and wrought iron. The Company also sells a number of tabletop and kitchen items including glassware, ceramics, textiles and cooking utensils. Kitchen products offer the casual gourmet an assortment of products organized around a variety of themes such as baking, food preparation, barbecue and international dining.

  Cost Plus World Markets offer a number of gift and decorative accessories, including collectibles, cards, wrapping paper and Christmas and other seasonal items. Because many of the gift and collectible items come from around the world, they contribute to the exotic atmosphere of the stores.

  Cost Plus also offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea. The wine assortment offers a number of moderately priced premium wines, including a variety of well recognized labels as well as wines not readily available at neighborhood wine or grocery stores. Coffee, roasted at the Company's own roasting plant, is sold over-the-counter from bulk containers. Packaged snacks, candy and pasta are displayed in open barrels and crates. Gourmet foods include a sampling of products from around the world, including seasonal items that relate to "old world" holidays and customs.

  Cost Plus offers a broad assortment of products that enables customers to select among a wide range of designs, colors and styles. An average Cost Plus World Market store carries approximately 9,000 to 12,000 SKUs at any time. The large size of the Company's stores allows Cost Plus to devote more space to its products than that devoted to similar products at many other specialty and department stores. The Company replaces or updates many of the items in its merchandise assortment on a regular basis in order to promote a sense of discovery and to encourage repeat shopping. The Company regularly marks down and eliminates items that do not meet its turnover expectations.

  Pricing. Cost Plus offers high quality products at competitive prices. The Company complements its competitive everyday prices with "Real Deals" which reflect opportunistic buys by the Company, enabling the Company to pass on additional savings to the customer. The Company routinely shops a variety of retailers to ensure that its products are competitively priced. In fiscal 1996, Cost Plus customers spent, on average, approximately $26 per transaction.

  Planning and Buying. Cost Plus effectively manages a large number of products by utilizing a centralized merchandise planning system. The Company maintains a central buying staff which is responsible for establishing the assortment of inventory within the merchandise groups each season, including integrating trends or themes identified by the Company into its different product offerings. The Company regularly monitors merchandise through its management information systems to identify and respond to product trends. The Company attempts to moderate the risk associated with merchandise purchasing by testing selected new products in a limited number of stores. The Company's long-standing relationships with overseas suppliers and its extensive knowledge of the import process facilitate the planning and buying process. The buyers work closely with suppliers to develop unique products that will meet customers' expectations for quality and value. The Company's buyers communicate with district and store managers and use the management information systems to tailor the merchandise mix of individual stores to regional conditions and to better ensure that in-stock availability will be maintained in accordance with the specific requirements of each store.

COST PLUS WORLD MARKET

  Format and Presentation. The Company's stores are designed to evoke the feeling of a "marketplace" through colorful and creative visual displays and merchandise presentations, including goods in open barrels and baskets, groupings of related products in distinct "shops" within the store, and in-store activities such as cooking demonstrations and food and coffee tastings. The Company believes that its marketplace effect provides customers with a fun shopping experience and encourages browsing throughout the store.

  The average selling space of a Cost Plus World Market is approximately 16,000 square feet, which allows space and flexibility for merchandise displays, product adjacencies and directed traffic patterns. Complementary products are positioned in proximity to one another and cross merchandising themes are used in merchandise displays to tie different product offerings together. The unobstructed floor plan allows the customer to see virtually all of the different product areas in a Cost Plus World Market from the store entrance. The "power" aisle, in which "Real Deals" are displayed, leads the customer through the store into the different product areas. The Company uses a "swing" area near the front of the store to group seasonal products in themes, such as Christmas and Easter. Store signage, including permanent as well as promotional signs, is developed by the Company's in-house graphic design department. End caps, bulk stacks and free standing displays are changed monthly.

  The Cost Plus World Market format is also designed to reinforce the store's value image through exposed ceilings, concrete floors, simple wooden fixtures and open or bulk displays of merchandise. The Company displays most of its inventory on the selling floor and makes effective use of vertical space through, for example, a display of chairs arranged on a wall and rugs hanging from vertical display racks.

  The Company believes that its customers usually visit a Cost Plus store as a destination store with a specific purchase in mind. The Company also believes that once in the store, its customers often spend additional time shopping and browsing, usually purchasing more items than they originally intended.

  Store Operations and Training. A typical Cost Plus store is staffed with a store manager, two to four assistant managers, two or three sales associates dedicated to certain product areas, including furniture, coffee and wine, and approximately 25 to 30 full-time and part-time sales associates, depending on the season. Cost Plus has incentive compensation programs for its district, store and assistant managers to reward individual and store performance. The Company recognizes individual performance through internal promotions and actively assists its managers and other sales personnel in reaching performance goals through training seminars and programs.

  Store Economics. The Company believes that it benefits from attractive store level economics. The Company's average store size is approximately 16,000 selling square feet. The average investment by the Company for the nine stores opened in fiscal 1996, including leasehold improvements (net of landlord allowances), equipment, the cost of inventory to furnish the store, and preopening store expenses, was approximately $1.1 million. The average net sales and store level contribution as a percentage of net sales (which excludes any preopening store expenses, advertising, allocated corporate overhead and interest) for fiscal 1996 was $4.0 million and 19.2%, respectively, for all stores opened at least 13 months at the end of fiscal 1996. See "Risk Factors--Effect of Economic Conditions and Geographic Concentration."

CUSTOMER SERVICE

  The Company seeks to provide attentive and helpful customer service without being intrusive. Sales personnel are instructed to respond to customers' questions and are trained to be particularly knowledgeable in the merchandise about which most questions arise, such as furniture, coffee and wine. The Company also provides and replies to customer comment cards, which are directed to the Company's Chief Executive Officer, and uses focus groups to further ensure a high level of customer satisfaction. The Company believes that its approach to customer service reinforces its image as a fun and friendly place to shop.

ADVERTISING

  The Company advertises through direct mail, promotional ads in major daily newspapers, radio and television. The Company's approach is to regionalize its advertising and to use the most efficient media mix within a geographic area. The Company uses four to ten page full color mailers and color newspaper advertisements in selected markets to highlight product offerings and selected promotions. Radio and television advertising is often used for store openings and for seasonal advertising, such as Christmas and Easter. For store grand openings, the Company uses a combination of newspaper, direct mail, radio and television.

PRODUCT SOURCING AND DISTRIBUTION

  The Company purchases all of its inventory through its central purchasing system, which allows the Company to take advantage of volume purchase discounts and improve controls over inventory and product mix. The Company purchases its merchandise from over 1,500 suppliers, and no supplier represented over 6% of total purchases in fiscal 1996. A significant portion of Cost Plus' products are made abroad in over 50 countries including China, Thailand, India, Indonesia, Taiwan and Italy. The Company has established a well developed overseas sourcing network and enjoys long-standing relationships with many of its vendors. As is customary in the industry, the Company does not have long-term contracts with any suppliers. The Company's buyers often work with suppliers to produce unique products exclusive to Cost Plus. The Company believes that, although there could be delays in changing suppliers, alternate sources of merchandise for all product categories are available at comparable prices. Cost Plus purchases overseas products on a free-on-board shipping point basis and the Company's insurance on such goods commences at the time it takes ownership. The Company also purchases a number of domestic products, especially in the gourmet food and beverage area. See "Risk Factors--Risks Associated with Importing."

  All purchasing decisions are made by the Company's buyers who have primary responsibility for product selection, stocking levels and pricing. Purchasing operations are facilitated by the use of computerized merchandise information systems which allow the Company to analyze product sell-through and assist the buyers in making merchandise decisions. The Company's central replenishment system includes a store-specific, individualized inventory "model stock" which enables the Company to maintain adequate stock levels in each location. The Company believes its centralized purchasing system has helped it to minimize inventory and control out-of-stock situations.

  The Company currently services all of its stores from its distribution facility in Stockton, California. Domestically sourced merchandise is usually delivered to the distribution facility by common carrier or by Company trucks. The Company believes that this distribution facility will be able to handle, or can be upgraded to handle, the Company's store expansion plans for the Western United States over the next three years. In addition, the Company has signed a lease for a distribution facility in Peru, Indiana which is expected to support the distribution of goods to its Midwest and Texas stores beginning in fiscal 1998.

  Cost Plus operates its own coffee roasting facility located in Stockton, California. Green coffee beans are purchased on the spot commodity market, then stored and roasted as needed. Cost Plus roasted more than 400,000 pounds of coffee beans in fiscal 1996 to fill store orders. Currently, the facility has excess capacity and the Company believes its facility will be able to handle a significant expansion in coffee sales with only minimal increases in operating expense.

MANAGEMENT INFORMATION SYSTEMS

  Each of the Company's stores is linked to the Cost Plus headquarters in Oakland, California through a point-of-sale system that interfaces with an IBM AS/400 computer. The Company's information systems keep a record, which is updated daily, of each merchandise item sold. The point-of-sale system also has scanning, "price-look-up" and on-line credit card approval capabilities, all of which improve transaction accuracy, speed checkout time and increase overall store efficiency. The Company is in the process of upgrading its in-store information system to improve information flow to store management, improve store productivity through labor scheduling and enhance other in-store capabilities.

  The Company uses several other customized management information and control systems to direct the Company's operations and finances. These computerized systems are designed to ensure the integrity of the Company's inventory, allow the merchandising staff to reprice merchandise, replenish depleted store inventories, identify sales trends and monitor merchandise mix at individual stores and throughout all of the Company's stores. The Company believes that these systems allow for lower average store inventories, higher operating efficiency, better in-stock availability and fewer markdowns. These systems also enable the Company to produce the periodic financial reports necessary for monitoring and developing budgets for the Company's expanding business. The Company believes that its current management information system is readily upgradeable to support the Company's planned expansion for the foreseeable future.

STORE LOCATIONS (66 AS OF SEPTEMBER 15, 1997)

                         [MAP OF U.S. WITH LOCATIONS]



ARIZONA              CALIFORNIA-           IDAHO             TEXAS
Mesa                 SOUTHERN              Boise             Austin
Phoenix (2)          Brea                                    Grapevine
Scottsdale           City of Industry      ILLINOIS          Houston (3)
Tucson               Glendale              Aurora            Plano
                     La Jolla              Chicago           San Antonio
CALIFORNIA-          La Mesa               Oakbrook
NORTHERN             Lakewood              Skokie            WASHINGTON
Citrus Heights       Los Angeles                             Bellevue
Colma                Mission Viejo         MICHIGAN          Lynnwood
Concord              Oceanside             Grand Rapids      Seattle
Fremont              Palm Desert           Rochester Hills   Tukwila
Fresno               Pasadena              Westland
Greenbrae            San Diego                               WISCONSIN
Modesto              San Dimas             NEVADA            Madison
Mountain View        Santa Ana             Las Vegas (2)
Oakland              Torrance
Pleasanton           Westlake Village      NEW MEXICO
Sacramento           Woodland Hills        Albuquerque
San Francisco
San Jose (2)         COLORADO              OREGON
San Mateo            Aurora                Tigard
Santa Rosa           Denver (2)
Walnut Creek

PROPERTY

  The Company leases land and buildings for 58 stores (of which 17 are capital leases), leases land and owns the buildings for six stores and owns the land and buildings for two stores. The Company has executed an agreement to sell its San Francisco property and lease back the store facility, subject to the satisfaction of certain conditions. The Company currently leases its executive headquarters in Oakland, California pursuant to a lease which expires in October 1998. The Company anticipates moving its executive headquarters to a leased location near its existing headquarters in fiscal 1998. The Company currently leases its distribution facility of approximately 400,000 square feet in Stockton, California pursuant to a lease which expires in September 2001 and has three renewal options for five years each. The Company has signed a three year lease, with four renewal options for five years each, for an additional distribution facility in Peru, Indiana, initially covering 100,000 square feet and expandable to 450,000 square feet.

COMPETITION

  The markets served by the Company are highly competitive. The Company competes against a diverse group of retailers ranging from specialty stores to department stores and wholesale clubs. The Company's product offerings compete with such specialty retailers as Bed, Bath & Beyond, The Bombay Company, Crate & Barrel, Lechters, Michaels Stores, Pier 1 Imports, Pottery Barn, Trader Joe's and Williams-Sonoma. Specialty retailers tend to have higher prices and a more narrow assortment of products than Cost Plus. Department stores typically have higher prices than Cost Plus for similar merchandise. Wholesale clubs may have lower prices than Cost Plus, but the product assortment is generally more limited. The Company competes with these and other retailers for customers, suitable retail locations and qualified management personnel. See "Risk Factors--Competition."

EMPLOYEES

  As of August 2, 1997, the Company had approximately 808 full-time and approximately 1,228 part-time employees. Of these, approximately 1,736 were employed in the Company's stores and approximately 300 were employed in the distribution facility and corporate office positions. The Company regularly supplements its work force with temporary workers, especially in the fourth quarter of each year, to service increased customer traffic during the peak Christmas season. Approximately 100 employees located in the 13 stores in Northern California are covered by a collective bargaining agreement which expires on December 31, 1998. The Company believes that its relationships with its employees are good.

TRADEMARKS

  The Company regards its trademarks and service marks as having significant value and as being important to its marketing efforts. The Company has registered its "Cost Plus," "Cost Plus World Market," "Crossroads," "World Market" and "Where you can afford to be different" marks and its "Cost Plus World Market" and "World Market" logos with the United States Patent and Trademark Office on the Principal Register. The Company has also secured California state registration of its "Crossroads" mark. The Company's policy is to pursue registration of its marks and to oppose vigorously infringement of its marks.

LITIGATION

  The Company is not a party to any material pending legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of June 30, 1997, are as follows:

                NAME                AGE                 POSITION
                ----                ---                 --------
 Ralph D. Dillon..................   56 Chief Executive Officer and Chairman of
                                         the Board
 Murray H. Dashe..................   55 President and Vice Chairman of the
                                         Board
 Dennis R. Daugherty..............   54 Executive Vice President, Operations
 Kathi P. Lentzsch................   41 Executive Vice President, Merchandising
                                         and Marketing
 Joan S. Fujii....................   50 Vice President, Human Resources
 Patricia T. Saucy................   45 Acting Chief Financial Officer, Vice
                                         President, Finance, Chief Accounting
                                         Officer and Secretary
 Gary D. Weatherford..............   40 Vice President, Store Operations
 Malcolm R. Carden................   50 Treasurer
 Charmaine D. Casella.............   34 Controller
 Joseph H. Coulombe(2)............   67 Director
 Danny W. Gurr(2).................   39 Director
 Mervin G. Morris(1)..............   76 Director
 Edward A. Mule(1)................   34 Director
 Olivier L. Trouveroy(1)(2).......   42 Director
 Thomas D. Willardson(1)..........   46 Director

--------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

  Mr. Dillon has served as Chairman and Chief Executive Officer since August 1996. Prior to August 1996, Mr. Dillon served as President, Chairman and Chief Executive Officer since joining the Company in September 1990. From August 1987 to August 1990, Mr. Dillon served as President, Chief Operating Officer and a member of the Board of Directors of Family Dollar Stores, Inc., a discount retail chain. From 1985 to 1987, he was President and Chief Operating Officer of Coast America Corporation, a hardware store chain. From 1982 to 1984, he served as President and Chief Executive Officer of Bowater Home Center, Inc., a chain of home improvement stores.

  Mr. Dashe joined the Company in June 1997 as Vice Chairman of the Board and was named President in September 1997. Mr. Dashe is responsible for overseeing all day-to-day operations of the Company. From August 1992 to June 1997, he was Chief Operating Officer of Leslie's Poolmart, Inc., a swimming pool supplies retail chain, and was a director of that company from August 1989 to November 1996. From May 1990 through August 1992, he was President and Chief Executive Officer of RogerSound Labs, a Southern California retailer of audio/video consumer electronics. From September 1985 through April 1990, Mr. Dashe held several positions with SILO, a consumer electronics and appliance retailer, including Regional President, Regional Vice President and Director of Stores. Previously, he was employed in an executive capacity by other retailers, including Allied Stores Corp., where he served in a variety of positions, including Vice President/Director of Stores.

  Mr. Daugherty was appointed Executive Vice President of Operations in August 1996. Prior to August 1996, Mr. Daugherty served as Vice President, Distribution/Logistics since joining the Company in December 1990. From January 1988 to December 1990, Mr. Daugherty was employed by Coast to Coast Stores, Inc. (formerly Coast America Corp.) where he served most recently as Vice President of Distribution. Prior to that, Mr. Daugherty held various positions with the United States Armed Forces relating to transportation and distribution operations.

  Ms. Lentzsch joined the Company in February 1997 as Executive Vice President of Merchandising and Marketing. From May 1993 to May 1996, Ms. Lentzsch served as Senior Vice President, Merchandising at Pottery Barn. From April 1991 to May 1993, Ms. Lentzsch was Vice President, Merchandising and Marketing at Impostors, a retail jewelry chain. Previously, she served as Vice President, Merchandising at Pier 1 Imports. Prior to that, she held a number of merchandising and marketing executive positions with several retailers.

  Ms. Fujii joined the Company in May 1991 and has served as Vice President, Human Resources since October 1994. From May 1991 to October 1994, Ms. Fujii served as the Company's Director of Human Resources. From 1975 to May 1991, she was employed by Macy's California in the operations and personnel departments, ultimately serving as Vice President, Human Resources at Macy's Union Square store in San Francisco.

  Ms. Saucy was named the Company's Acting Chief Financial Officer and Secretary in September 1997, its Vice President, Finance in August 1997 and its Chief Accounting Officer in August 1996. Ms. Saucy joined the Company in January 1991 and served as Vice President, Controller from May 1991 to August 1997. From January 1991 to May 1991, Ms. Saucy served as the Company's Controller. From August 1990 to January 1991, she was Vice President and Controller at Crescent Jewelers, a jewelry retailer. From January 1986 to April 1990, Ms. Saucy served as Assistant Controller at Ross Stores, an off-price apparel retailer.

  Mr. Weatherford joined the Company in January 1988 and has served as Vice President, Store Operations since June 1995. From April 1991 to June 1995, Mr. Weatherford served as a Regional Manager for the Company, and from January 1990 to April 1991, he was a Senior Store Manager for the Company. From January 1988 to January 1990, Mr. Weatherford served as Buyer and Store Design Director for Cost Plus.

  Mr. Carden was named the Company's Treasurer in August 1996. Mr. Carden joined the Company in October 1986 and served as Director of Finance from May 1992 to August 1996. From October 1986 to May 1992, Mr. Carden served as Manager of Financial Planning. Prior to joining the Company, Mr. Carden was Manager of Strategic Planning for Genstar Corporation.

  Ms. Casella was named the Company's Controller in August 1997. Ms. Casella served as the Company's Assistant Controller from February 1993 to August 1997. From August 1991 until January 1993, Ms. Casella was Corporate Accounting Manager for Nestle Food Co., a manufacturer and distributor of food products. Prior to that date, she was a Manager with the public accounting firm of Price Waterhouse LLP. Ms. Casella is a Certified Public Accountant.

  Mr. Coulombe has served as a director of the Company since November 1995. From February 1995 to April 1995, Mr. Coulombe served as President and Chief Executive Officer of Sport Chalet Inc., a sporting goods retailer. From February 1994 to January 1995, Mr. Coulombe served as Chief Executive

Officer of Provigo Corp., a wholesale and retail grocer. From November 1992 to February 1994, Mr. Coulombe was an independent business consultant. From March 1992 to October 1992, Mr. Coulombe served as Executive Vice President of Pacific Enterprises, with principal responsibility for Thrifty Corporation, an operator of drug and sporting goods chain stores and also served as Co-Chairman of Thrifty Corporation. From June 1989 through March 1992, Mr. Coulombe served as an independent business consultant. Mr. Coulombe is the founder of Trader Joe's, a specialty food grocery chain, and served as its Chief Executive Officer from 1957 to 1989.


  Mr. Gurr has served as a director of the Company since November 1995. From September 1991 to the present, Mr. Gurr has served as President and Chief Executive Officer of Lauriat's Books, Inc., an operator of various bookstore chains. From November 1995 until June 1997, Mr. Gurr served as President and Chief Executive Officer of Chadwick Miller, Inc., an importer and wholesaler of housewares and gifts. From September 1990 to September 1991, Mr. Gurr was Vice President of Publishing and Acquisition for the Outlet Book Company Division of Random House, Inc.

  Mr. Morris has served as a director of the Company since November 1995. Mr. Morris has been a private investor since June 1979. Mr. Morris founded Mervyn's Stores in 1949. He was Chairman and Chief Executive Officer of Mervyn's until 1979. He has previously served as a director at Dayton Hudson Corporation, Pacific Gas & Electric Co. and Saga Corporation.

  Mr. Mule has served as a director of the Company since May 1995. Since September 1984, Mr. Mule has been employed by Goldman, Sachs & Co., an investment bank, serving in various departments including mergers and acquisitions, high yield bond finance and in the office of the Chairman. Mr. Mule has been a Managing Director of Goldman, Sachs & Co. since 1994.

  Mr. Trouveroy has served as a director of the Company since March 1995. Mr. Trouveroy joined ING in 1992 and currently serves as a managing partner of ING Equity Partners, LP I. From 1990 through 1991 Mr. Trouveroy was a managing director of General Electric Capital Corporation ("GECC") in charge of GECC's Corporate Finance office in Paris, France. From 1984 to 1990, Mr. Trouveroy was an investment banker in the mergers and acquisitions department of Drexel Burnham Lambert Incorporated in New York, most recently as a first vice president. Mr. Trouveroy also serves as a director of American Communications Services, Inc., a local access telecommunications provider.

  Mr. Willardson was re-elected as a director of the Company in March 1996. He served also as a director of the Company from March 1991 to February 1996. Mr. Willardson is a Vice President and Associate Managing Director of Bechtel Enterprises Inc., a wholly-owned investment and development subsidiary of Bechtel Group, Inc. He served as a manager of that company from July 1995 until August 1997. From January 1986 to July 1995, Mr. Willardson served as a manager at The Fremont Group, an investment company.

  The number of the directors of the Company is currently set at eight and currently all directors are elected annually and serve until the next annual meeting of shareholders or until the election and qualification of their successors. All executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of June 30, 1997, and as adjusted to reflect the sale of Common Stock offered hereby, by (i) each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) the Chief Executive Officer and each of the three other most highly compensated current executive officers of the Company, (iv) all current directors and executive officers as a group and (v) each Selling Shareholder.

                                       SHARES                      SHARES
                                    BENEFICIALLY                BENEFICIALLY
                                   OWNED PRIOR TO   NUMBER OF    OWNED AFTER
                                     OFFERING(2)     SHARES      OFFERING(2)
                                  -----------------   BEING   -----------------
      NAME AND ADDRESS(1)          NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
      -------------------         --------- ------- --------- --------- -------
ING Equity Partners, LP, I
 Corporation (3)(4)
 135 East 57th Street
 New York, NY 10022.............  2,320,409  28.4%  1,150,000 1,170,409  13.6%
The Goldman Sachs Group, L.P.(4)
 (5)
 85 Broad Street
 New York, NY 10004.............  2,320,409  28.4   1,150,000 1,170,409  13.6
Ralph D. Dillon(6)..............    250,375   3.0      22,000   228,375   2.6
Murray H. Dashe.................     --       --       --        --       --
Dennis R. Daugherty(7)..........     54,566    *       --        54,566    *
Patricia T. Saucy(8)............     21,410    *       --        21,410    *
Joseph H. Coulombe..............      1,768    *       --         1,768    *
Danny W. Gurr(9)................      1,500    *       --         1,500    *
Mervin G. Morris................      1,768    *       --         1,768    *
Edward A. Mule(4)(10)...........  2,320,409  28.4   1,150,000 1,170,409  13.6
Olivier L. Trouveroy(4)(11).....  2,320,409  28.4   1,150,000 1,170,409  13.6
Thomas D. Willardson(4).........      1,768    *       --         1,768    *
All directors and executive
 officers as a group
 (15 persons)(12)...............  5,024,156  59.4   2,322,000 2,702,156  30.3

--------
 * Less than 1%
(1) Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock shown.

(2) Percentage ownership is based on 8,157,704 shares of Common Stock outstanding as of June 30, 1997, and 8,610,502 shares of Common Stock outstanding after the offering, plus any shares issuable pursuant to the options held by the person or group in question which may be exercised within 60 days of June 30, 1997. Assumes no exercise of the Underwriters' over-allotment option.

(3) Shares held of record by Internationale Nederlanden (U.S.) Capital Corporation ("ING") on behalf of ING Equity Partners LP, I ("Equity Partners"), the beneficial owner of such shares. If the Underwriters' over-allotment option is exercised in full, ING and Equity Partners will sell an additional 204,150 shares in this offering.

(4) Includes 1,768 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1997.

(5) Shares held by Goldman Sachs Credit Partners L.P., ("Goldman Sachs Credit Partners") an affiliate of The Goldman Sachs Group, L.P. ("GS Group"). If the Underwriters' over-allotment option is exercised in full, Goldman Sachs Credit Partners will sell an additional 204,150 shares in this offering.

(6) Includes 65,249 shares held by The Dillon Trust, of which Mr. Dillon and his spouse are trustees and 1,000 shares registered in the name of Mr. Dillon's spouse, Carol Dillon. Also includes 185,126 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1997.

(7) Includes 330 shares registered in the name of Mr. Daugherty's spouse, Sue Daugherty. Also includes 39,891 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1997.

(8) Includes 2,222 shares held by The Saucy Family Trust of which Ms. Saucy and her spouse are trustees. Also includes 19,188 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1997.

(9) Includes 300 shares registered in the name of Mr. Gurr's spouse, Vivian Southwell.

(10) Consists of 2,320,409 shares held by Goldman Sachs Credit Partners. Mr. Mule, a director of the Company, is a Managing Director of GS Group, which has a 99% interest in the company that is the general partner of Goldman Sachs Credit Partners, and has the right to direct the voting and disposition of the shares. Accordingly, Mr. Mule may be deemed to be a beneficial owner of these shares. Mr. Mule disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(11) Consists of 2,320,409 shares held by ING. Mr. Trouveroy, a director of the Company, is a managing partner of Equity Partners. Accordingly, Mr. Trouveroy may be deemed to be a beneficial owner of these shares. Mr. Trouveroy disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(12) See notes (3) through (11) above. Also includes an additional 44,827 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1997.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, William Blair & Company, L.L.C., Montgomery Securities and Robertson, Stephens & Company LLC, have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                       NUMBER OF
UNDERWRITER                                                             SHARES
-----------                                                            ---------
BT Alex. Brown Incorporated...........................................
William Blair & Company, L.L.C........................................
Montgomery Securities.................................................
Robertson, Stephens & Company LLC.....................................
                                                                       ---------
Total................................................................. 2,722,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $    per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $    per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  Certain of the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 408,300 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,722,000 and such Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,722,000 shares are being offered.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company's directors and executive officers and the Selling Shareholders have agreed not to offer, sell or otherwise dispose of the shares of Common Stock held by them immediately prior to completion of this offering for a period of 90 days after the commencement of this offering without the prior written consent of BT Alex. Brown Incorporated except to the extent being sold in this offering. The Company has entered into a similar agreement, except that it may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and pursuant to other currently outstanding options. BT Alex. Brown Incorporated, at any time and without notice, may release all or any part of the shares from these restrictions.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Goldman, Sachs & Co., an affiliate of The Goldman Sachs Group, L.P. (the "Goldman Group"), is expected to be one of the Underwriters of this offering. As of the date of this Prospectus, the Goldman Group beneficially owns more than 10% of the Common Stock of the Company. See "Principal and Selling Shareholders." Accordingly, the offering of Common Stock will be conducted in compliance with the Rules of Conduct of the National Association of Securities Dealers, Inc.

  The Underwriters have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or dealer in connection with this offering if the Common Stock originally sold by such Underwriter or dealer is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or dealer. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  As permitted by Rule 103 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part; (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Attorneys of Wilson Sonsini Goodrich & Rosati, Professional Corporation representing the Company in this offering own 3,000 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements of Cost Plus, Inc. and subsidiaries as of February 3, 1996 and February 1, 1997 and for the fiscal year ended February 25, 1995, the 11 month period ended February 3, 1996, and the fiscal year ended February 1, 1997, appearing in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein: (i) the Company's Annual Report on Form 10-K for the year ended February 1, 1997, as amended, and the Quarterly Reports on Form 10-Q for the fiscal quarters ended May 3, 1997 and August 2, 1997; (ii) the description of the Company's Common Stock to be offered hereby contained in the Company's Registration Statement on Form 8-A filed on March 1, 1996 pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such description and (iii) all other reports and other documents filed by the Company pursuant to Sections 13(a), 14 and 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above and prior to the completion of this offering.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement or in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered (including any beneficial owner), upon the written or oral request of any such person, a copy of any or all of the documents referred to above or elsewhere herein which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Patricia T. Saucy, Acting Chief Financial Officer, Vice President, Finance, Chief Accounting Officer and Secretary, Cost Plus, Inc., 201 Clay Street, Oakland, California 94607, (510) 893-7300, extension 3071.

                                COST PLUS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS - FISCAL YEAR ENDED FEBRUARY 1, 1997,
 ELEVEN MONTH PERIOD ENDED FEBRUARY 3, 1996, AND FISCAL YEAR ENDED
 FEBRUARY 25, 1995
  Independent Auditors' Report...........................................   F-2
  Consolidated Balance Sheets............................................   F-3
  Statements of Consolidated Operations..................................   F-4
  Statement of Consolidated Shareholders' Equity.........................   F-5
  Statements of Consolidated Cash Flows..................................   F-6
  Notes to Consolidated Financial Statements.............................   F-7
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - SIX MONTHS ENDED AUGUST 2,
 1997 AND
 AUGUST 3, 1996
  Condensed Consolidated Balance Sheets..................................  F-16
  Statements of Condensed Consolidated Operations........................  F-17
  Statements of Condensed Consolidated Cash Flows........................  F-18
  Notes to Condensed Consolidated Financial Statements...................  F-19

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Cost Plus, Inc.
Oakland, California

  We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. as of February 1, 1997 and February 3, 1996, and the related statements of consolidated operations, consolidated shareholders' equity and consolidated cash flows for the fiscal year ended February 1, 1997, the eleven month period ended February 3, 1996 and the fiscal year ended February 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. as of February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for the fiscal year ended February 1, 1997, the eleven month period ended February 3, 1996 and the fiscal year ended February 25, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Francisco, California
March 14, 1997

                                COST PLUS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        FEBRUARY 1, FEBRUARY 3,
                                                           1997        1996
                                                        ----------- -----------
ASSETS
Current assets:
  Cash and cash equivalents............................  $ 14,398    $  2,181
  Merchandise inventories..............................    42,605      35,213
  Other current assets.................................     2,413       1,960
                                                         --------    --------
    Total current assets...............................    59,416      39,354
Property and equipment, net............................    60,205      58,300
Other assets...........................................     8,577       8,332
                                                         --------    --------
    Total assets.......................................  $128,198    $105,986
                                                         ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $ 14,706    $  9,422
  Income taxes payable.................................     6,095       3,359
  Accrued compensation.................................     6,607       5,373
  Revolving line of credit with related parties........       --        3,165
  Other current liabilities............................     7,201       6,933
                                                         --------    --------
    Total current liabilities..........................    34,609      28,252
Capital lease obligations..............................    14,215      14,633
Note payable to related parties........................       --       19,895
Deferred income taxes..................................     3,548       4,455
Other long-term obligations............................     2,617       2,392
Shareholders' equity:
  Preferred stock, $.01 par value: 5,000,000 and 0
   shares authorized; none issued and outstanding......       --          --
  Common stock, $.01 par value: 30,000,000 and
   6,819,931 shares authorized; issued and outstanding
   8,099,840 and 5,906,264 shares......................        81          59
  Additional paid-in capital...........................    91,166      61,765
  Deficit..............................................   (18,038)    (25,465)
                                                         --------    --------
    Total shareholders' equity.........................    73,209      36,359
                                                         --------    --------
Total liabilities and shareholders' equity.............  $128,198    $105,986
                                                         ========    ========

                See notes to consolidated financial statements.

                                COST PLUS, INC.

                     STATEMENTS OF CONSOLIDATED OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                         FISCAL YEAR ELEVEN MONTH FISCAL YEAR
                                            ENDED    PERIOD ENDED    ENDED
                                         FEBRUARY 1, FEBRUARY 3,  FEBRUARY 25,
                                            1997         1996         1995
                                         ----------- ------------ ------------
Net sales...............................  $214,814     $171,548     $151,196
Cost of sales and occupancy.............   135,072      107,800       95,608
                                          --------     --------     --------
  Gross profit..........................    79,742       63,748       55,588
Selling, general and administrative
 expenses...............................    62,649       50,194       46,561
Preopening store expenses...............     2,053        1,620        1,137
                                          --------     --------     --------
Income from operations..................    15,040       11,934        7,890
Interest expense........................     2,451        4,843        4,862
                                          --------     --------     --------
Income before income taxes..............    12,589        7,091        3,028
Provision for income taxes..............     5,162        2,909        1,211
                                          --------     --------     --------
Net income..............................  $  7,427     $  4,182     $  1,817
                                          ========     ========     ========
Net income per common and common
 equivalent share.......................  $   0.92     $   0.68
                                          ========     ========
Weighted average common and common
 equivalent shares outstanding..........     8,105        6,153
                                          ========     ========

                See notes to consolidated financial statements.

                                COST PLUS, INC.

                 STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY
                          (IN THOUSANDS EXCEPT SHARES)

                           PREFERRED STOCK     COMMON STOCK   ADDITIONAL               TOTAL
                          ------------------ ----------------  PAID-IN             SHAREHOLDERS'
                            SHARES    AMOUNT  SHARES   AMOUNT  CAPITAL   DEFICIT      EQUITY
                          ----------  ------ --------- ------ ---------- --------  -------------
Balance at
 February 26, 1994......   7,045,707   $ 70    514,400  $ 5    $62,114   $(31,464)    $30,725
Net income..............                                                    1,817       1,817
                          ----------   ----  ---------  ---    -------   --------     -------
Balance at
 February 25, 1995......   7,045,707     70    514,400    5     62,114    (29,647)     32,542
Stock conversion, net of
 related costs..........  (7,045,707)   (70) 5,307,528   53       (392)                  (409)
Exercise of stock
 options................                        84,336    1         43                     44
Net income..............                                                    4,182       4,182
                          ----------   ----  ---------  ---    -------   --------     -------
Balance at
 February 3, 1996.......         --     --   5,906,264   59     61,765    (25,465)     36,359
Initial public offering,
 net of related costs...                     2,136,614   21     28,876                 28,897
Stock issued under
 employee stock
 purchase plan..........                        12,700   --        251                    251
Exercise of stock
 options................                        44,262    1        178                    179
Tax effect of
 disqualifying stock
 dispositions...........                                            96                     96
Net income..............                                                    7,427       7,427
                          ----------   ----  ---------  ---    -------   --------     -------
Balance at
 February 1, 1997.......         --    $ --  8,099,840  $81    $91,166   $(18,038)    $73,209
                          ==========   ====  =========  ===    =======   ========     =======

                See notes to consolidated financial statements.

                                COST PLUS, INC.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                 (IN THOUSANDS)

                                          FISCAL YEAR ELEVEN MONTH FISCAL YEAR
                                             ENDED    PERIOD ENDED    ENDED
                                          FEBRUARY 1, FEBRUARY 3,  FEBRUARY 25,
                                             1997         1996         1995
                                          ----------- ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................   $ 7,427     $ 4,182      $ 1,817
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation and amortization..........     6,810       5,158        4,884
  Loss on disposal of property and
   equipment.............................        81         153          492
  Deferred income taxes..................      (962)        (76)        (483)
  Change in assets and liabilities:
    Merchandise inventories..............    (7,392)     (4,153)      (4,643)
    Other assets.........................    (1,514)       (918)          40
    Accounts payable.....................     5,024      (2,692)       5,845
    Other liabilities....................     4,717       4,352        4,080
                                            -------     -------      -------
      Net cash provided by operating
       activities........................    14,191       6,006       12,032
                                            -------     -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment....    (8,001)     (5,599)      (6,535)
                                            -------     -------      -------
      Net cash used in investing
       activities........................    (8,001)     (5,599)      (6,535)
                                            -------     -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) borrowings under
   revolving line of credit..............    (3,165)        616       (3,679)
  Principal payments on capital lease
   obligations...........................      (336)       (243)        (191)
  Issuance of stock......................    29,423        (365)         --
  Payments on other long term debt.......   (19,895)        --           --
                                            -------     -------      -------
      Net cash provided by (used in)
       financing activities..............     6,027           8       (3,870)
                                            -------     -------      -------
Net increase in cash and cash
 equivalents.............................    12,217         415        1,627
Cash and cash equivalents:
  Beginning of period....................     2,181       1,766          139
                                            -------     -------      -------
  End of period..........................   $14,398     $ 2,181      $ 1,766
                                            =======     =======      =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Cash paid during the year for
   interest..............................   $ 2,850     $ 4,943      $ 4,922
                                            =======     =======      =======
  Cash paid during the year for taxes....   $ 3,358     $ 1,135      $   109
                                            =======     =======      =======

                See notes to consolidated financial statements.

                                COST PLUS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Business--Cost Plus, Inc. and subsidiaries (the "Company") is a specialty retailer of casual home living and entertaining products. At February 1, 1997, the Company operated 58 stores under the name "Cost Plus World Market" in ten states primarily in the western United States. The Company's product offerings are designed to provide solutions to customers' casual living and home entertaining needs. The offerings include home decorating items such as furniture and rugs as well as a variety of tabletop and kitchen products. Cost Plus stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea.

  Fiscal Year--Effective in fiscal 1995, the Company has changed its fiscal year end from the Saturday closest to the last day of February to the Saturday closest to the last day of January. The fiscal years ended February 1, 1997 (fiscal 1996) and February 25, 1995 (fiscal 1994) contain 52 weeks. The eleven month period ended February 3, 1996 (fiscal 1995) contains 49 weeks.

  Principles of Consolidation--The consolidated financial statements include the accounts of Cost Plus, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

  Accounting Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents.

  Merchandise Inventories--Inventories are stated at the lower of cost or market as determined under the retail inventory method. Cost includes certain buying and distribution costs related to the procurement and processing of merchandise.

  Preopening Store Expenses--Preopening store expenses include grand opening advertising, labor and hiring expenses and are expensed as incurred.

  Property and Equipment--Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives which is generally five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the related lease terms or useful lives.

  Capitalized Leases--Noncancelable leases which meet the criteria of capital leases are capitalized as assets and amortized over the lease term, using the straight-line method.

  Other Assets--Goodwill is amortized on a straight-line basis over 40 years. Lease rights and interests are amortized on a straight-line basis over the lease term.

  Long-Lived Assets--The Company's policy is to review the recoverability of all long-lived assets on an annual basis and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's review as of February 1, 1997 and February 3, 1996, no material adjustment was made to the carrying value of such assets.

  Deferred Rent--Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount

                                COST PLUS, INC.

charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company receives certain lease incentives, primarily construction allowances. These allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

  Advertising Expense--Advertising costs are expensed as incurred. For the fiscal year ended February 1, 1997, the eleven month period ended February 3, 1996, and the fiscal year ended February 25, 1995, advertising costs were $11,519,000, $8,725,000 and $7,763,000 respectively.

  Concentration of Credit Risk--Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash with high quality financial institutions. At times, such amounts may be in excess of the FDIC insurance limits.

  Taxes on Income--Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than changes in the tax law or rates.

  Earnings per Share--Earnings per share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common stock options issued within one year of the Company's initial public offering were considered as outstanding for the entire period ended February 3, 1996.

  Stock Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

  Impact of New Accounting Standards--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share ("EPS"). SFAS 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The pro forma effect assuming adoption of SFAS 128 at the beginning of each period is presented below:

                                                                   FISCAL FISCAL
                                                                    1996   1995
                                                                   ------ ------
   Pro forma EPS:
     Basic........................................................ $0.96  $0.72
     Diluted...................................................... $0.92  $0.68

                                COST PLUS, INC.

2. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                         FEBRUARY 1, FEBRUARY 3,
                                                            1997        1996
                                                         ----------- -----------
                                                             (IN THOUSANDS)
   Land and land improvements...........................  $  7,030    $  7,075
   Building and leasehold improvements..................    33,400      30,510
   Furniture, fixtures and equipment....................    23,683      19,164
   Facilities under capital leases......................    26,700      26,700
                                                          --------    --------
       Total............................................    90,813      83,449
   Less accumulated depreciation........................   (30,608)    (25,149)
                                                          --------    --------
   Property and equipment, net..........................  $ 60,205    $ 58,300
                                                          ========    ========

3. OTHER ASSETS

  Other assets consist of the following:

                                                         FEBRUARY 1, FEBRUARY 3,
                                                            1997        1996
                                                         ----------- -----------
                                                             (IN THOUSANDS)
   Goodwill.............................................   $ 3,972     $ 3,972
   Lease rights and interests...........................     3,146       3,146
   Other................................................     5,805       5,099
                                                           -------     -------
       Total............................................    12,923      12,217
   Less accumulated amortization........................    (4,346)     (3,885)
                                                           -------     -------
   Other assets.........................................   $ 8,577     $ 8,332
                                                           =======     =======

                                COST PLUS, INC.

4. LEASES

  The Company leases certain property consisting of retail stores, warehouses, the corporate office and equipment. Store leases typically contain provisions for two to three renewal options for five to ten years each with renewal periods from 1997 to 2040 at the then current market rates. The retail store, warehouse and corporate office leases generally provide for the Company to assume the maintenance and all or a portion of the property tax obligations on the leased property.

  The minimum rental payments required under capital leases (with interest rates generally 12.75%) and noncancelable operating leases with an initial lease term in excess of one year at February 1, 1997, are as follows:

                                                   CAPITAL  OPERATING
                                                   LEASES     LEASES    TOTAL
                                                   -------  ---------- --------
                                                         (IN THOUSANDS)
   Year ending:  1998............................. $ 2,245   $ 12,966  $ 15,211
                 1999.............................   2,245     12,337    14,582
                 2000.............................   2,270     10,919    13,189
                 2001.............................   2,305     10,993    13,298
                 2002.............................   1,928     10,623    12,551
   Thereafter through the year 2040...............  32,006     76,798   108,804
                                                   -------   --------  --------
   Minimum lease commitments......................  42,999   $134,636  $177,635
                                                             ========  ========
   Less amount representing interest.............. (28,367)
                                                   -------
   Present value of capital lease obligations.....  14,632
   Less current portion...........................    (417)
                                                   -------
   Long-term portion.............................. $14,215
                                                   =======

  Accumulated depreciation related to capital leases amounted to $9,580,000 and $8,482,000 at February 1, 1997 and February 3, 1996, respectively. Depreciation expense related to capitalized leases is classified as occupancy. For the fiscal year ended February 1, 1997, the eleven-month period ended February 3, 1996 and the fiscal year ended February 25, 1995, such depreciation expense was $1,098,000, $991,000 and $1,097,000, respectively.

  Minimum and contingent rental expense, which are based upon certain factors such as sales volume and property taxes, under operating and capital leases, as well as sublease rental income, are as follows:

                                         FISCAL YEAR ELEVEN MONTH FISCAL YEAR
                                            ENDED    PERIOD ENDED    ENDED
                                         FEBRUARY 1, FEBRUARY 3,  FEBRUARY 25,
                                            1997         1996         1995
                                         ----------- ------------ ------------
                                                    (IN THOUSANDS)
   Operating leases:
     Minimum rental expense.............   $ 9,924     $ 7,127      $ 6,447
     Contingent rental expense..........       554         506          488
     Less sublease rental income........    (1,884)     (1,477)      (1,423)
                                           -------     -------      -------
       Total............................   $ 8,594     $ 6,156      $ 5,512
                                           =======     =======      =======
   Capital leases--contingent rental
    expense.............................   $   813     $   685      $   712
                                           =======     =======      =======

  Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $13,651,000 as of February 1, 1997.

                                COST PLUS, INC.

5. REVOLVING LINE OF CREDIT AND NOTE PAYABLE TO RELATED PARTIES

  Revolving line of credit and note payable to related parties (see Note 10) consist of the following:

                                                         FEBRUARY 1, FEBRUARY 3,
                                                            1997        1996
                                                         ----------- -----------
                                                             (IN THOUSANDS)
   Revolving line of credit.............................    $--        $ 3,165
                                                            ====       =======
   Note payable.........................................    $--        $19,895
   Less current portion.................................     --            --
                                                            ----       -------
       Total............................................    $--        $19,895
                                                            ====       =======

  On May 7, 1996 the Company entered into a revolving line of credit agreement with Bank of America which expires May 31, 1998. The Company's existing revolving line of credit agreement was terminated. The new agreement allows for cash borrowings and letters of credit of up to $20,000,000 from January 1 through June 30 and $35,000,000 from July 1 through December 31 of each year. The Company is required to have not more than $5,000,000 outstanding, excluding letters of credit, for a period of 45 days between December 1 and March 31 of the next year. Interest is paid monthly at the bank's reference rate (8.25% at February 1, 1997) or LIBOR plus 2%, depending on the nature of the borrowings. A commitment fee on the unused portion is payable quarterly, in arrears, at .125% per year. The agreement is secured by the Company's inventory and receivables. The Company is required to maintain certain financial loan covenants including minimum tangible net worth, earnings coverage ratio and inventory turn. At February 1, 1997, the Company had no outstanding borrowings under the line of credit. Letters of credit totaling $2,160,590 were outstanding leaving current availability of $17,839,410.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires entities to disclose the fair value of their financial instruments. The carrying value of current assets and liabilities approximates their fair market value.

7. INCOME TAXES

  The provision for income taxes consists of the following:

                                          FISCAL YEAR ELEVEN MONTH FISCAL YEAR
                                             ENDED    PERIOD ENDED    ENDED
                                          FEBRUARY 1, FEBRUARY 3,  FEBRUARY 25,
                                             1997         1996         1995
                                          ----------- ------------ ------------
                                                     (IN THOUSANDS)
   Payable:
     Federal.............................   $5,240       $2,399       $1,293
     State...............................    1,045          586          401
                                            ------       ------       ------
       Total payable.....................    6,285        2,985        1,694
                                            ------       ------       ------
   Deferred:
     Federal.............................     (989)         (11)        (330)
     State...............................     (134)         (65)        (153)
                                            ------       ------       ------
       Total deferred....................   (1,123)         (76)        (483)
                                            ------       ------       ------
   Provision for income taxes............   $5,162       $2,909       $1,211
                                            ======       ======       ======

                                COST PLUS, INC.

  In the year ended February 26, 1994 and prior years, the Company's California taxable income or loss was included in a California unitary combined franchise tax return with a shareholder who will absorb any California tax liability or benefit resulting therefrom. In subsequent periods, the Company is not included in the combined franchise tax return with this shareholder and has provided for its own California state taxes payable.

  The differences between the U.S. federal statutory tax rate and the Company's effective rate are as follows:

                                         FISCAL YEAR ELEVEN MONTH FISCAL YEAR
                                            ENDED    PERIOD ENDED    ENDED
                                         FEBRUARY 1, FEBRUARY 3,  FEBRUARY 25,
                                            1997         1996         1995
                                         ----------- ------------ ------------
   U.S. federal statutory tax rate......    35.0%        34.0%        34.0%
   State income taxes (net of U.S.
    federal income tax benefit).........     4.7          5.3          5.7
   Goodwill amortization................     0.6          0.6          1.6
   Other................................     0.7          1.1         (1.3)
                                            ----         ----         ----
   Effective income tax rate............    41.0%        41.0%        40.0%
                                            ====         ====         ====

  Significant components of the Company's deferred tax assets and liabilities are as follows:

                                          FISCAL YEAR ELEVEN MONTH FISCAL YEAR
                                             ENDED    PERIOD ENDED    ENDED
                                          FEBRUARY 1, FEBRUARY 3,  FEBRUARY 25,
                                             1997         1996         1995
                                          ----------- ------------ ------------
                                                     (IN THOUSANDS)
   Current deferred tax asset:
     Deductible reserves................    $   276     $   221      $   336
                                            -------     -------      -------
   Long-term deferred tax asset (liabil-
    ity):
     Deferred rent......................        838         560          703
     Capitalized leases.................       (919)     (1,225)      (1,578)
     Lease rights.......................       (810)       (861)        (925)
     Depreciation.......................     (2,016)     (2,564)      (2,877)
     Other..............................       (641)       (365)          32
                                            -------     -------      -------
       Total............................     (3,548)     (4,455)      (4,645)
                                            -------     -------      -------
   Net deferred tax liabilities.........    $(3,272)    $(4,234)     $(4,309)
                                            =======     =======      =======

8. EQUITY AND STOCK COMPENSATION PLANS

STOCK

  During the year ended February 25, 1995, the Company amended and restated its Articles of Incorporation to increase the number of authorized shares of common stock from 1,461,034 to 6,819,931.

  On March 17, 1995, the Company consummated a series of agreements ("Agreements") with its shareholders to change its existing capital structure and amend its credit facilities. The Company and its shareholders agreed to exchange existing 7,045,707 shares of preferred stock, 514,400 shares of common stock and 49,315 of unexercised preferred stock options for 5,307,528 shares of newly issued shares of common stock based on the exchange ratios as specified in the Agreements. The Company amended and restated its Articles of Incorporation to state that no shares of preferred stock are authorized.

                                COST PLUS, INC.

  On February 15, 1996, the Board of Directors authorized the amendment and restatement of its Articles of Incorporation to increase the number of authorized shares of common stock from 6,819,931 to 30,000,000 and authorize 5,000,000 shares of preferred stock for issuance.

OPTIONS

  The Company currently has options outstanding under three employee stock option plans: the 1988 Stock Option Plan ("1988 Plan"), the 1994 Stock Option Plan ("1994 Plan") and the 1995 Stock Option Plan ("1995 Plan"). The 1988 Plan permitted the granting of options to employees to purchase up to 219,155 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and generally vest over four years. Upon approval of the 1994 Plan in March 1995, the 1988 Plan was terminated except for options then outstanding. The 1994 Plan permitted the granting of options to employees to purchase up to 862,656 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company's initial public offering in April 1996. Upon approval of the 1995 Plan in November 1995, the 1994 Plan was terminated except for options then outstanding.

  The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 774,669 shares of common stock, less the aggregate number of shares outstanding under the 1994 Plan grants or issued upon exercise of options granted under the 1994 Plan (364,927 at February 1, 1997). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. A 250,000 increase in the number of shares of common stock reserved for issuance under the 1995 Plan, along with certain other amendments to the 1995 Plan, was approved by the Board of Directors in October 1996 and the shareholders in November 1996.

  On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan ("Director Option Plan") which permits the granting of options to non-employee directors to purchase up to 28,300 shares of common stock at fair market value as of the date of grant. Each non-employee director elected after March 13, 1996 will automatically be granted, upon election, a nonstatutory option to purchase 7,075 shares of common stock. Options are exercisable over ten years and vest over a four year period.

  A summary of activity under the above option Plans is set forth below:

                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                              SHARES    PRICE
                                                              -------  --------
   Outstanding at February 26, 1994.........................  136,326   $0.17
     Canceled...............................................  (23,056)   0.17
                                                              -------
   Outstanding at February 25, 1995 (92,599 exercisable at a
    weighted average price of $0.18)........................  113,270    0.17
     Granted................................................  753,334    8.27
     Exercised..............................................  (84,336)   0.52
     Canceled...............................................  (61,311)   5.77
                                                              -------
   Outstanding at February 3, 1996 (95,349 exercisable at a
    weighted average price of $3.00)........................  720,957    8.26
     Granted................................................  188,725   17.78
     Exercised..............................................  (44,262)   4.01
     Canceled...............................................  (11,607)   8.47
                                                              -------
   Outstanding at February 1, 1997..........................  853,813   10.57
                                                              =======
   Exercisable at February 1, 1997..........................  331,083
                                                              =======

                                COST PLUS, INC.

  Additional information regarding options outstanding as of February 1, 1997 is as follows:

                                                                OPTIONS EXERCISABLE
                                 WEIGHTED AVG.               -------------------------
                                   REMAINING   WEIGHTED AVG.             WEIGHTED AVG.
      RANGE OF         NUMBER     CONTRACTUAL    EXERCISE      NUMBER      EXERCISE
   EXERCISE PRICES   OUTSTANDING  LIFE (YRS.)      PRICE     EXERCISABLE     PRICE
   ---------------   ----------- ------------- ------------- ----------- -------------
   $ 0.06 -  0.06        2,310        5.1         $ 0.06         1,757       $0.06
     5.77 -  5.94      329,326        8.1           5.77       329,326        5.77
    11.31 - 15.00      347,602        8.8          11.46           --          --
    18.00 - 18.25      174,575        9.8          18.01           --          --
                       -------        ---         ------       -------       -----
                       853,813        8.7         $10.57       331,083       $5.74
                       =======        ===         ======       =======       =====

  At February 1, 1997, 144,601 and 21,225 shares were available for future grants under the 1995 Plan and Director Option Plan, respectively.

EMPLOYEE STOCK PURCHASE PLAN

  On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan ("Purchase Plan"). A total of 300,000 shares have been authorized for issuance under the Purchase Plan. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of the fair market value of the common stock as of the last day of the purchase period.

ADDITIONAL STOCK PLAN INFORMATION

  As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

  Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock options awards. These models also require subjective assumptions including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 1.8 years following vesting; stock volatility, 55.3% in both fiscal 1996 and in fiscal 1995; risk free interest rates, 5.9% in fiscal 1996 and 6.2% in fiscal 1995; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1996 and fiscal 1995 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $7,251,000 ($0.90 per share) in fiscal 1996 and $3,621,000 ($0.60 per share) in fiscal 1995. However, the impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1996 and fiscal 1995 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

                                COST PLUS, INC.

9. EMPLOYEE BENEFIT PLANS

  The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 15% of their salaries to a maximum of $9,500 and qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code.

10. RELATED PARTY TRANSACTIONS

  At February 3, 1996, the Company had outstanding $23,060,000 on a note payable and line of credit agreement and $401,000 in interest payable to two shareholders (see Note 5). Proceeds from the Company's initial public offering in April 1996 were used to repay the note payable and the then outstanding balance under the line of credit agreement. In the fiscal year ended February 1, 1997, the eleven month period ended February 3, 1996 and the fiscal year ended February 25, 1995, related interest expense amounted to $409,405, $3,073,000 and $2,976,000, respectively.

                                COST PLUS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
          (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

                                                             AUGUST    AUGUST
                                                               2,        3,
                                                              1997      1996
                                                            --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................ $    786  $  1,314
  Merchandise inventories..................................   50,557    41,231
  Other current assets.....................................    2,609     2,060
                                                            --------  --------
    Total current assets...................................   53,952    44,605
Property and equipment, net................................   61,459    58,026
Other assets...............................................    8,271     8,222
                                                            --------  --------
    Total assets........................................... $123,682  $110,853
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $ 10,943  $  9,583
  Income taxes payable.....................................      --        677
  Accrued compensation.....................................    5,927     5,047
  Revolving line of credit.................................    4,900     2,909
  Other current liabilities................................    7,222     6,718
                                                            --------  --------
    Total current liabilities..............................   28,992    24,934
Capital lease obligations..................................   13,980    14,424
Deferred income taxes......................................    3,548     4,455
Other long-term obligations................................    2,854     2,228
Shareholders' equity:
  Preferred stock, $.01 par value: 5,000,000 shares autho-
   rized
   August 2, 1997; none issued and outstanding.............      --        --
  Common stock, $.01 par value: 30,000,000 shares
   authorized; issued and outstanding 8,210,502 and
   8,071,449 shares........................................       82        81
  Additional paid-in capital...............................   91,970    90,788
  Deficit..................................................  (17,744)  (26,057)
                                                            --------  --------
    Total shareholders' equity.............................   74,308    64,812
                                                            --------  --------
    Total liabilities and shareholders' equity............. $123,682  $110,853
                                                            ========  ========

           See notes to condensed consolidated financial statements.

                                COST PLUS, INC.

                STATEMENTS OF CONDENSED CONSOLIDATED OPERATIONS
               (IN THOUSANDS EXCEPT PER SHARE AMOUNTS, UNAUDITED)

                                                             SIX MONTHS ENDED
                                                            -------------------
                                                            AUGUST 2, AUGUST 3,
                                                              1997      1996
                                                            --------- ---------
Net sales.................................................   $95,819   $79,113
Cost of sales and occupancy...............................    62,364    51,326
                                                             -------   -------
  Gross profit............................................    33,455    27,787
Selling, general and administrative expenses..............    31,544    26,566
Preopening store expenses.................................       640       840
                                                             -------   -------
Income from operations....................................     1,271       381
Interest expense..........................................       781     1,384
                                                             -------   -------
Income (loss) before income taxes.........................       490    (1,003)
Provision for (benefit from) income taxes.................       196      (411)
                                                             -------   -------
  Net income (loss).......................................   $   294   $  (592)
                                                             =======   =======
Net income (loss) per common and common equivalent share..   $   .03   $  (.08)
                                                             =======   =======
Weighted average common and common equivalent shares out-
 standing.................................................     8,489     7,733
                                                             =======   =======

           See notes to condensed consolidated financial statements.

                                COST PLUS, INC.

                STATEMENTS OF CONDENSED CONSOLIDATED CASH FLOWS
                           (IN THOUSANDS, UNAUDITED)

                                                              SIX MONTHS ENDED
                                                             -------------------
                                                             AUGUST 2, AUGUST 3,
                                                               1997      1996
                                                             --------- ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)..........................................  $   294   $  (592)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................    3,874     3,285
  Loss on disposal of property and equipment................       31       --
  Change in assets and liabilities:
   Merchandise inventories..................................   (7,952)   (6,018)
   Other assets.............................................     (171)     (242)
   Accounts payable.........................................   (3,147)      512
   Income taxes payable.....................................   (6,095)   (2,682)
   Other liabilities........................................     (449)     (746)
                                                              -------   -------
    Net cash used in operating activities...................  (13,615)   (6,483)
                                                              -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment........................   (5,494)   (3,110)
                                                              -------   -------
    Net cash used in investing activities...................   (5,494)   (3,110)
                                                              -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (payments) borrowings under revolving line of credit...    4,900      (256)
 Payment of note payable to related parties.................      --    (19,895)
 Principal payments on capital lease obligations............     (208)     (168)
 Proceeds from issuance of stock, net of related costs......      805    29,045
                                                              -------   -------
    Net cash provided by financing activities...............    5,497     8,726
                                                              -------   -------
 Net decrease in cash and cash equivalents..................  (13,612)     (867)
 Cash and cash equivalents:
   Beginning of period......................................   14,398     2,181
                                                              -------   -------
   End of period............................................  $   786   $ 1,314
                                                              =======   =======

           See notes to condensed consolidated financial statements.

                                COST PLUS, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              SIX MONTHS ENDED AUGUST 2, 1997 AND AUGUST 3, 1996
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared from the records of the Company without audit and, in the opinion of management, include all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position at August 2, 1997 and August 3, 1996; the interim results of operations for the six months ended August 2, 1997 and August 3, 1996; and changes in cash flows for the six months then ended.

  Accounting policies followed by the Company are described in Note 1 to the audited consolidated financial statements for the fiscal year ended February 1, 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of the condensed consolidated interim financial statements. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including notes thereto, for the fiscal year ended February 1, 1997.

  The results of operations for the six month periods herein presented are not necessarily indicative of the results to be expected for the full year.

  Impact of New Accounting Standards--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share ("EPS"). SFAS 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The Company is required to adopt SFAS 128 in the fourth quarter of fiscal 1997 and will restate, at that time, EPS data for prior periods to conform with SFAS 128. Earlier application is not permitted. The pro forma effect assuming adoption of SFAS 128 at the beginning of each period is presented below:

                                                              SIX MONTHS ENDED
                                                             -------------------
                                                             AUGUST 2, AUGUST 3,
                                                               1997      1996
                                                             --------- ---------
   Pro forma EPS:
    Basic...................................................   $0.04    $(0.08)
    Diluted.................................................   $0.03    $(0.08)

  In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. SFAS 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, service, geographic areas and major customers. Adoptions of these statements will not impact the Company's consolidated financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

                                COST PLUS, INC.

2. STATEMENTS OF CASH FLOWS SUPPLEMENTAL DISCLOSURES

  Total cash paid for interest and income taxes was as follows:

                                                              SIX MONTHS ENDED
                                                             -------------------
                                                             AUGUST 2, AUGUST 3,
                                                               1997      1996
                                                             --------- ---------
                                                              ($000, UNAUDITED)
    Interest................................................  $  764    $1,763
    Income Taxes............................................  $6,649    $2,322

3. REVOLVING LINE OF CREDIT AGREEMENT

  On May 7, 1996, the Company entered into a revolving line of credit agreement with Bank of America which was amended on May 15, 1997 and expires June 1, 1999. The amended agreement allows for cash borrowings and letters of credit up to $20.0 million from January 1 through June 30 and up to $35.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate (8.50% at August 2, 1997) or LIBOR plus 1.75%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is required to maintain certain financial loan covenants including minimum tangible net worth and earnings coverage ratio. At August 2, 1997, the Company had $4.9 million of outstanding borrowings under the line of credit and $2.9 million outstanding under letters of credit.

4. STOCK OPTION PLANS

  In June 1997, the Company amended its 1995 Stock Option Plan to increase the number of shares available for grant by 400,000 to a total of 1,424,669 shares, less the aggregate number of shares issued or subject to options outstanding under the 1994 Stock Option Plan. The 1996 Director Option Plan was also amended to increase the number of shares available for grant by 40,000 to a total of 68,300 shares.

[Top left-hand corner of the cover: Close-up picture of a coffee bag and a tea bag, both displaying the World Market logo, with scattered coffee beans in the foreground.]

[Top right-hand corner of the cover: Picture of various tabletop items displayed in a wood cabinet.]

[Bottom left-hand corner of the cover: Picture of various collectible items, including small figurines, masks and vases with an Asian theme.]

[Bottom right-hand corner of the cover: Picture of pasta, pasta sauce, olive oil and serving items displayed on a wooden table with baskets of pasta in the foreground.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   5
Use of Proceeds............................................................   9
Dividend Policy............................................................   9
Price Range of Common Stock................................................   9
The Company................................................................   9
Capitalization.............................................................  10
Selected Consolidated Financial and
 Operating Data............................................................  11
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................................................  12
Business...................................................................  18
Management.................................................................  25
Principal and Selling Shareholders.........................................  28
Underwriting...............................................................  29
Legal Matters..............................................................  31
Experts....................................................................  31
Available Information......................................................  31
Information Incorporated by Reference......................................  32
Index to Consolidated Financial
 Statements................................................................ F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               2,722,000 Shares

                      [LOGO OF COST PLUS WORLD MARKET]

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                                BT ALEX. BROWN

                            WILLIAM BLAIR & COMPANY

                             MONTGOMERY SECURITIES

                         ROBERTSON, STEPHENS & COMPANY

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of Common Stock being registered. All amounts are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee, and are payable by the Registrant.

                                                                        AMOUNT
                                                                       --------
   SEC registration fee............................................... $ 25,204
   NASD filing fee....................................................    8,818
   Nasdaq National Market listing fee.................................    8,000
   Printing...........................................................  100,000
   Legal fees and expenses............................................   85,000
   Accounting fees and expenses.......................................   65,000
   Blue Sky fees and expenses.........................................    5,000
   Transfer agent and registrar fees..................................    5,000
   Fees of custodian..................................................    5,000
   Miscellaneous expenses.............................................   42,978
                                                                       --------
   Total.............................................................. $350,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's By-laws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Registrant has entered into indemnification agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Article Fifth of the Registrant's Restated Articles of Incorporation provides for indemnification of its directors and officers to the maximum extent permitted by the California Corporations Code and Section 13.9 of the Registrant's Amended and Restated By-laws provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporation Code. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which contains provisions with respect to the indemnification of the officers and directors of the Registrant against certain liabilities.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER
 -------
   1.1   Underwriting Agreement.
   5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  23.1   Consent of Deloitte & Touche LLP (see page II-5).
  23.2   Consent of Counsel (included in Exhibit 5.1).
  24.1   Power of Attorney (see page II-3).

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) of 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining the liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on the 15th day of September, 1997.

                                          COST PLUS, INC.

                                          By: /s/ Ralph D. Dillon
                                            -----------------------------------
                                            Ralph D. Dillon, Chairman and
                                             Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ralph D. Dillon, Patricia T. Saucy and Henry P. Massey, Jr. and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
        /s/ Ralph D. Dillon          Chief Executive Officer and   September 15, 1997
------------------------------------  Director (Principal
          Ralph D. Dillon             Executive Officer)

        /s/ Murray H. Dashe          President and Director        September 15, 1997
------------------------------------
          Murray H. Dashe

        /s/ Patricia T. Saucy        Acting Chief Financial        September 15, 1997
------------------------------------  Officer, Vice President,
          Patricia T. Saucy           Finance, Chief Accounting
                                      Officer and Secretary
                                      (Principal Accounting and
                                      Financial Officer)

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ Joseph H. Coulombe         Director                      September 2, 1997
------------------------------------
         Joseph H. Coulombe

          /s/ Danny Gurr             Director                      September 2, 1997
------------------------------------
             Danny Gurr

       /s/ Mervin G. Morris          Director                      September 2, 1997
------------------------------------
          Mervin G. Morris

         /s/ Edward A. Mule          Director                      September 2, 1997
------------------------------------
           Edward A. Mule

       /s/ Olivier Trouveroy         Director                      September 2, 1997
------------------------------------
         Olivier Trouveroy

     /s/ Thomas D. Willardson        Director                      September 2, 1997
------------------------------------
        Thomas D. Willardson

                                                                   EXHIBIT 23.1
                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]

                         INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement of Cost Plus, Inc. and Subsidiaries on Form S-3 of our report dated March 14, 1997, appearing in the Prospectus, which is a part of this Registration Statement, and to the references to us under the headings "Selected Consolidated Financial and Operating Data" and "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
September 15, 1997

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                         DESCRIPTION
 -------                        -----------
   1.1   Underwriting Agreement.
   5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation.
  23.1   Consent of Deloitte & Touche LLP (see page II-5).
  23.2   Consent of Counsel (included in Exhibit 5.1).
  24.1   Power of Attorney (see page II-3).